File Pursuant to Rule 424(b)(3)
Registration No. 333-224702

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus Dated May 9, 2018)

AMNEAL PHARMACEUTICALS, INC.

This Prospectus Supplement No. 3 (this “Supplement No. 3”) is part of the prospectus of Amneal Pharmaceuticals, Inc. (the “Company”), dated May 9, 2018 (the “Prospectus”). This Supplement No. 3 supplements, modifies or supersedes certain information contained in the Prospectus. Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement No. 3. Except to the extent that the information in this Supplement No. 3 modifies or supersedes the information contained in the Prospectus, this Supplement No. 3 should be read, and will be delivered, with the Prospectus. This Prospectus Supplement No. 3 is not complete without, and may not be utilized except in connection with, the Prospectus.

The purpose of this Supplement No. 3 is to update and supplement the information in the Prospectus with the information contained in Amneal Pharmaceuticals, Inc.’s Current Report on Form 8-K/A, as filed with the Securities and Exchange Commission (“SEC”) on July 12, 2018, which is attached hereto.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 11 of the Prospectus.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 12, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

(Amendment No. 2)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 11, 2018

AMNEAL PHARMACEUTICALS, INC.

(Exact Name of registrant as specified in its charter)

Delaware	001-38485	32-0546926
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 Crossing Blvd

Bridgewater, NJ 08807

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (908) 947-3120

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

As previously reported in the Current Report on Form 8-K filed by Amneal Pharmaceuticals, Inc., a Delaware corporation (the “Company”), on May 7, 2018 as amended by Amendment No. 1 on Form 8-K/A filed by the Company on May 10, 2018 (as amended, the “Original Report”), the transactions (the “Business Combination Transactions”) pursuant to the Business Combination Agreement dated as of October 17, 2017, as amended, by and among the Company, Impax Laboratories, LLC (f/k/a Impax Laboratories, Inc.) (“Impax”), K2 Merger Sub Corporation and Amneal Pharmaceuticals LLC (“Amneal”), were consummated on May 4, 2018, and each of Impax and Amneal became subsidiaries of the Company.

This Amendment No. 2 should be read in conjunction with the Original Report and amends the Original Report to provide certain historical financial information for Amneal and certain unaudited pro forma information of the Company as required by Item 9.01(a) and Item 9.01(b) of Form 8-K in connection with the Business Combination Transactions and should be read in conjunction with the Original Report. Except as set forth in Item 9.01 below, no other modifications have been made to the Original Report

Item 9.01 Financial	Statements and Exhibits.

(a)	Financial Statements of Business Acquired.

The audited consolidated balance sheets of Impax as of December 31, 2017 and December 31, 2016, the related audited consolidated statements of operations, comprehensive (loss) income, changes in stockholders’ equity and cash flows for Impax for each of the years in the three year period ended December 31, 2017, and the notes thereto, including the related report of the independent registered public accounting firm thereon, included in the Company’s Registration Statement on Form S-1 filed with the SEC on May 7, 2018, as amended (the “Form S-1”), are incorporated by reference herein.

The unaudited consolidated balance sheet of Impax as of March 31, 2018, the related unaudited consolidated statements of operations, comprehensive (loss) income and cash flows for Impax for the three months ended March 31, 2018 and March 31, 2017, and the notes thereto contained in the Quarterly Report on Form 10-Q filed by Impax on May 10, 2018 are incorporated by reference herein.

The audited consolidated balance sheets of Amneal as of December 31, 2017 and December 31, 2016, the related audited consolidated statements of income, comprehensive income, changes in members’ deficit and cash flows for Amneal for each of the years in the three year period ended December 31, 2017, and the notes thereto, including the related report of the independent registered public accounting firm thereon, included in the Form S-1 are incorporated by reference herein.

The unaudited consolidated balance sheet of Amneal as of March 31, 2018, the related unaudited consolidated statements of income, comprehensive income, changes in members’ deficit and cash flows for Amneal for the three months ended March 31, 2018 and March 31, 2017, and the notes thereto, are filed herewith as Exhibit 99.1 and incorporated by reference herein.

(b) Pro Forma Financial Information.

The unaudited pro forma condensed combined balance sheet of the Company as of December 31, 2017, and the unaudited pro forma condensed combined statements of operations of the Company for the fiscal year ended December 31, 2017, and the notes thereto, included in the Form S-1 are incorporated by reference herein.

The unaudited pro forma condensed combined balance sheet of the Company as of March 31, 2018 and the unaudited pro forma condensed combined statements of operations of the Company for the three months ended March 31, 2018, and the notes thereto, are filed herewith as Exhibit 99.2 and incorporated by reference herein.

(d) Exhibits.

Exhibit No.	Description

99.1	Unaudited consolidated balance sheets of Amneal as of March 31, 2018 and December 31, 2017, the related unaudited consolidated statements of income, comprehensive income, changes in members’ deficit and cash flows for Amneal for the three months ended March 31, 2018 and 2017, and the notes thereto.

99.2	Unaudited pro forma condensed combined balance sheets of the Company as of March 31, 2018 and December 31, 2017, the unaudited pro forma condensed combined statements of operations of the Company for the three months ended March 31, 2018, and the notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 11, 2018	AMNEAL PHARMACEUTICALS, INC.

	By:	/s/ Bryan M. Reasons
	Name:	Bryan M. Reasons
	Title:	Senior Vice President and Chief Financial Officer

Exhibit 99.1

AMNEAL PHARMACEUTICALS LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Financial Statements (unaudited)

INDEX TO AMNEAL PHARMACEUTICALS LLC AND SUBSIDIARIES UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Balance Sheets

(Unaudited; in thousands except unit amounts)

	March 31, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$48,224	$74,166
Restricted cash	4,393	3,756
Trade accounts receivable – net	346,680	351,367
Inventories	327,886	284,038
Prepaid expenses and other current assets	37,299	42,396
Related-party receivables	10,982	16,210

Total current assets	775,464	771,933

Property, plant, and equipment – net	489,947	486,758
Goodwill	26,338	26,444
Intangible assets – net	48,166	44,599
Other assets	18,873	12,155

Total assets	$1,358,788	$1,341,889

Liabilities and members’ deficit
Current liabilities:
Accounts payable	$84,221	$70,013
Accrued liabilities	79,887	78,742
Accrued returns allowance	49,084	45,175
Current portion of financing obligations	244	311
Taxes payable	1,076	849
Revolving credit facility	75,000	75,000
Current portion of long-term debt	14,171	14,171
Related-party payables	9,368	12,622

Total current liabilities	313,051	296,883

Long-term debt, net	1,352,901	1,355,274
Long-term portion of financing obligations	39,286	39,987
Deferred income taxes	2,091	2,491
Other long-term liabilities	4,726	7,793
Related-party payable – long-term	15,552	15,043

Total long-term liabilities	1,414,556	1,420,588

Commitments and contingencies (Note 12)
Members’ equity (189,000,000 units authorized, issued and outstanding at March 31, 2018 and December 31, 2017)	2,716	2,716
Additional paid-in capital	—	8,562
Accumulated other comprehensive loss	(24,189)	(14,232)
Accumulated deficit	(357,980)	(382,785)

Subtotal – members’ deficit	(379,453)	(385,739)
Non-controlling interest	10,634	10,157

Total members’ deficit	(368,819)	(375,582)

Total liabilities and members’ deficit	$1,358,788	$1,341,889

The accompanying notes are an integral part of these consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Income

(Unaudited; in thousands)

	Three months ended
	March 31, 2018	March 31, 2017
Net revenue	$275,189	$225,681
Cost of goods sold	121,371	104,435
Depreciation and amortization	9,223	5,230

Gross profit	144,595	116,016

Selling, general, and administrative	23,739	26,360
Research and development	40,063	35,391
Intellectual property legal development expenses	4,576	6,167
Depreciation	5,528	5,370
Acquisition and transaction-related expenses	7,135	—

Operating profit	63,554	42,728

Interest expense	(21,051)	(14,161)
Foreign exchange gain	8,565	14,597
Other income	948	100

Total other (expense) income, net	(11,538)	536

Income before tax	52,016	43,264
Income tax provision	364	1,003

Net income	51,652	42,261
Less net income attributable to non-controlling interest	(117)	(408)

Net income attributable to Amneal Pharmaceuticals LLC and Subsidiaries	$51,535	$41,853

The accompanying notes are an integral part of these consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Comprehensive Income

(Unaudited; in thousands)

	Three months ended
	March 31, 2018	March 31, 2017
Net income	$51,652	$42,261
Other comprehensive income (loss):
Foreign currency translation adjustment	(9,957)	805

Comprehensive income	41,695	43,066
Less comprehensive income attributable to non-controlling interest	(117)	(408)

Comprehensive income attributable to Amneal Pharmaceuticals LLC and Subsidiaries	$41,578	$42,658

The accompanying notes are an integral part of these consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Deficit

(Unaudited; in thousands)

	Members’ Equity	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	(Accumulated Deficit) Retained Earnings	Non- Controlling Interest	Total
Balance – January 1, 2017	$2,675	$—	$(12,797)	$(175,168)	$9,345	$(175,945)
Net income	—	—	—	41,853	408	42,261
Dividend to non-controlling interest	—	—	—	—	—	—
Capital Contribution	40	—	—	—	—	40
Distributions to members	—	—	—	—	—	—
Foreign currency translation	—	—	805	—	—	805

Balance – March 31, 2017	$2,715	$—	$(11,992)	$(133,315)	$9,753	$(132,839)

Balance – January 1, 2018	$2,716	$8,562	$(14,232)	$(382,785)	$10,157	$(375,582)
Net income	—	—	—	51,535	117	51,652
Cumulative-effect adjustment from adoption of ASU 2014-09 (Topic 606)	—	—	—	3,270	—	3,270
Dividend to non-controlling interest	—	—	—	—	360	360
Distributions to members	—	(8,562)	—	(30,000)	—	(38,562)
Foreign currency translation	—	—	(9,957)	—	—	(9,957)

Balance – March 31, 2018	$2,716	$—	$(24,189)	$(357,980)	$10,634	$(368,819)

The accompanying notes are an integral part of these consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited; in thousands)

	Three months ended
	March 31, 2018	March 31, 2017
Operating activities:
Net income	$51,652	$42,261
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,751	10,600
Unrealized foreign currency gain	(8,327)	(14,245)
Amortization of debt issuance costs	1,170	942
Gain on termination of lease	(3,524)	—
Deferred tax provision	(512)	(577)
Inventory provision	2,845	1,137
Allowance for doubtful accounts provision	93	(120)
Changes in assets and liabilities:
Trade accounts receivable – net	4,981	41,064
Inventories	(47,589)	(18,120)
Prepaid expenses and other current assets	8,185	(45)
Related-party receivables	5,215	4,280
Other assets	(6,694)	(200)
Accounts payable	14,318	(382)
Accrued returns allowance	3,804	2,166
Taxes payable	189	653
Accrued expenses and other current liabilities	(3,846)	1,485
Other liabilities	860	(1,224)
Related-party payables	(10,542)	(267)

Net cash provided by operating activities	27,029	69,408

Investing activities:
Purchases of property, plant, and equipment	(19,499)	(24,757)

Net cash used in investing activities	(19,499)	(24,757)

Financing activities:
Payments on capital leases	—	(22)
Repayments on financing obligations	(63)	(61)
Payments on revolving credit line	—	(25,000)
Payments on term loan debt	(3,543)	(2,905)
Equity contributions	—	40
Dividend to non-controlling interest	360	—
Distribution to members	(30,000)	—

Net cash used in financing activities	(33,246)	(27,948)

Effect of foreign exchange rate on cash	411	1,080

Net (decrease) increase in cash, cash equivalents, and restricted cash	(25,305)	17,783
Cash, cash equivalents, and restricted cash – beginning of period	77,922	37,546

Cash, cash equivalents, and restricted cash – end of period	$52,617	$55,239

Cash and cash equivalents – end of period	$48,224	$50,297
Restricted cash – end of period	4,393	5,032

Cash, cash equivalents, and restricted cash – end of period	$52,617	$55,329

Schedule of Non-Cash Investing and Financing Activities:
Purchases of property, plant, and equipment	$1,849	$2,083
Additions to intangible assets	$5,000	$—
Distribution to members	$8,562	$—

The accompanying notes are an integral part of these consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

1. Nature of Operations and Basis of Presentation

Amneal Pharmaceuticals LLC (“Amneal”) was formed during 2002 and operates through various subsidiaries. Amneal is a vertically-integrated developer, manufacturer, and seller of generic pharmaceutical products. Amneal’s pharmaceutical research includes analytical and formulation development and stability. Amneal has operations in the United States of America (U.S.), Switzerland, India, Ireland and the United Kingdom (U.K.), and certain other countries, primarily in Western Europe. Amneal sells to wholesalers, distributors, hospitals, chain pharmacies and individual pharmacies, either directly or indirectly.

On October 17, 2017, Amneal and Impax Laboratories, LLC (formerly, Impax Laboratories, Inc.) (“Impax”) entered into the Business Combination Agreement dated October 17, 2017, as amended on November 21, 2017 and December 16, 2017 (the “BCA”) with Atlas Holdings, Inc., (now Amneal Pharmaceuticals, Inc., as described below) a Delaware corporation and a then wholly-owned subsidiary of Impax (“Holdco”), K2 Merger Sub Corporation, a Delaware corporation and a then wholly-owned subsidiary of Holdco (“Merger Sub”), and Amneal.

On May 4, 2018 (the “Closing”), pursuant to the BCA, Impax and Amneal combined the generics and specialty pharmaceutical business of Impax with the generic drug development and manufacturing business of Amneal in a transaction that represented an opportunity to create a new generics company, Amneal Pharmaceuticals, Inc. (“New Amneal”) through the following transactions (together the “Combination”): (i) Merger Sub merged with and into Impax, with Impax surviving as a direct wholly-owned subsidiary of New Amneal, (ii) each share of Impax’s common stock, par value $0.01 per share (“Impax Common Stock”), issued and outstanding immediately prior to the Impax merger, other than Impax Common Stock held by Impax in treasury, by Amneal or by any of their respective subsidiaries, was converted into the right to receive one fully paid and nonassessable share of Class A Common Stock of New Amneal, par value $0.01 per share (“Class A Common Stock”), (iii) Impax converted to a Delaware limited liability company, (iv) New Amneal contributed to Amneal all of New Amneal’s equity interests in Impax, in exchange for Amneal common units, (v) New Amneal issued an aggregate number of shares of Class B common stock of New Amneal, par value $0.01 per share (“Class B Common Stock,” and together with Class A Common Stock and Class B-1 Common Stock, “Company Common Stock”) to APHC Holdings, LLC, (formerly, Amneal Holdings, LLC), the parent entity of Amneal, (“Holdings”), and (vi) New Amneal became the managing member of Amneal. As a result of the Combination, holders of Impax Common Stock immediately prior to the Closing collectively held approximately 25%, and Holdings held approximately 75%, of the voting and economic interests in the combined businesses of Impax and Amneal under New Amneal.

Immediately upon the Closing of the Combination, Holdings held a majority interest in New Amneal with an effective voting interest of approximately 75% on a fully diluted and as converted basis through their ownership of Class B Common Stock. Holdings also held a corresponding number of Amneal Common Units, which entitle it to approximately 75% of the economic interests in the combined businesses of Impax and Amneal. New Amneal owned an interest in Amneal of approximately 25% and is its managing member.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

In connection with the Combination, Holdings entered into definitive purchase agreements which provided for a private placement of certain shares of Class A Common Stock and Class B-1 Common Stock (the “PIPE Investment”) with select institutional investors (the “PIPE Investors”). Pursuant to the terms of the purchase agreements, upon the closing of the Combination, Holdings exercised its right to cause Amneal to redeem approximately 15% of their ownership interests in Amneal in exchange for a corresponding number of unregistered shares of Class A Common Stock or Class B-1 Common Stock (the “Redemption”). The shares of Class A Common Stock and Class B-1 Common Stock received in the Redemption were sold immediately following the Closing by Holdings to the PIPE Investors at a per share purchase price of $18.25 for gross proceeds of $855.0 million. Following the PIPE Investment, the PIPE Investors owned collectively approximately 15% of the Company Common Stock on a fully diluted and as converted basis. On May 4, 2018, Holdings caused Amneal to redeem (the “Closing Date Redemption”) 6.9 million of the Amneal Common Units held by Holdings for a like number of shares of Class A Common Stock, for future distribution to certain direct and indirect members of Holdings who were or are employees of Amneal and to whom were previously issued (prior to the Closing) profit participation units in Amneal. As a result of the PIPE Investment and Closing Date Redemption, the voting and economic interest of approximately 75% held by Holdings immediately upon Closing, was reduced by approximately 18%. As such, the overall interest percentage held by non-controlling interest holders upon the consummation of the Combination, PIPE Investment and Closing Date Redemption (following the distribution of such shares) is approximately 57%.

The accompanying consolidated financial statements should be read in conjunction with Amneal’s annual financial statements for the year ended December 31, 2017. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) have been omitted from the accompanying consolidated financial statements. In the opinion of Amneal, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of March 31, 2018, and its results of operations, comprehensive income, changes in members’ deficit, and cash flows for the three months ended March 31, 2018 and 2017. The consolidated balance sheet at December 31, 2017 was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

2. Summary of Significant Accounting Policies

Amneal’s complete Summary of Significant Accounting Policies can be found in Note 2. Summary of Significant Accounting Policies, in Amneal’s annual financial statements for the year ended December 31, 2017. Certain significant accounting policies have been repeated below.

Principles of Consolidation

The consolidated financial statements include the accounts of Amneal and all of its subsidiaries in which a controlling interest is maintained and are prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Amneal’s management to make estimates and assumptions that affect the reported financial position at the date of the financial statements and the reported results of operations during the reporting period. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The following are some, but not all, of such estimates: the determination of chargebacks, sales returns, rebates, bill backs, allowances for accounts receivable, accrued liabilities, valuation of inventory balances, the determination of useful lives for product rights and the assessment of expected cash flows used in evaluating goodwill and other long-lived assets for impairment. Actual results could differ from those estimates.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Revenue Recognition

On January 1, 2018, Amneal adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers and associated ASU’s (collectively “Topic 606”), which sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific sections of revenue recognition guidance that have historically existed.

When assessing its revenue recognition, Amneal performs the following five steps in accordance with Topic 606: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies the performance obligation. Amneal recognizes revenue when it transfers control of its products to customers, in an amount that reflects the consideration to which Amneal expects to be entitled to receive in exchange for those products. For further details on Amneal’s revenue recognition policies under Topic 606, refer to Note 3. Revenue Recognition.

A rollforward of the major categories of sales-related deductions for the three months ended March 31, 2018 is as follows (in thousands):

	Contract Charge-backs and Sales Volume Allowances	Cash Discount Allowances	Accrued Returns Allowance	Accrued Medicaid Rebates
Balance at January 1, 2018	$453,703	$20,408	$45,175	$12,911
Provision related to sales recorded in the period	546,105	18,311	9,518	7,854
Credits issued during the period	(610,506)	(20,804)	(5,609)	(7,140)

Balance at March 31, 2018	$389,302	$17,915	$49,084	$13,625

Revenues from profit share arrangements were 1.5% and 1.3% of Net Revenue for the three months ended March 31, 2018 and 2017, respectively.

Acquisition and Transaction-Related Expenses

Amneal incurs acquisition-related costs in connection with business combinations. Acquisition-related costs are expensed as incurred.

As a result of the Combination (refer to Note 1. Nature of Operations and Basis of Presentation), Amneal recognized transaction-related expenses of $7.1 million for the three months ended March 31, 2018.

Restricted Cash

At March 31, 2018 and December 31, 2017, respectively, Amneal had restricted cash balances of $4.4 million and $3.8 million in its bank accounts related to the purchase of certain land and equipment.

Risks and Uncertainties

Amneal is subject to risks common to companies in the pharmaceutical industry including, but not limited to, uncertainties related to commercialization of products, regulatory approvals, dependence on key products, dependence on key customers and suppliers, and protection of intellectual property rights.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Recently Adopted Accounting Pronouncements

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of

Modification Accounting, which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The guidance will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The amendments in this ASU should be applied prospectively to an award modified on or after the adoption date. Amneal adopted ASU 2017-09 on January 1, 2018 and it did not have an effect on Amneal’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), to clarify how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. The guidance requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows.

As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The guidance should be applied retrospectively and is effective for the annual period beginning after December 15, 2018. Amneal early adopted ASU 2016-18 on January 1, 2018. This guidance was applied retrospectively and, accordingly, prior period amounts have been revised.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory, that will require companies to account for the income tax effects of intercompany transfers of assets other than inventory (e.g., intangible assets) when the transfer occurs. The guidance is effective for annual periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019. Early adoption is permitted as of the beginning of an annual period (i.e., early adoption is permitted only in the first interim period). Amneal early adopted ASU 2016-16 on January 1, 2018 and it did not have an effect on Amneal’s consolidated financial statements

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), to clarify how entities should classify certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will be applied retrospectively and is effective for Amneal for the annual period beginning after December 15, 2018. Early adoption is permitted. Amneal early adopted ASU 2016-15 on January 1, 2018 and it did not have an effect on Amneal’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Subsequent to the issuance of Topic 606, the FASB clarified the guidance through several Accounting Standard Updates. This guidance represents a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which that company expects to be entitled to receive in exchange for those goods or services. This update sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed.

On January 1, 2018, Amneal adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” and associated ASU’s (collectively “Topic 606”), using the modified retrospective method, applied to all contracts not completed as of the date of adoption. This method requires the cumulative effect of the adoption to be recognized as an adjustment to opening retained earnings in the period of adoption.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Amneal recorded a reduction of $3.3 million to the beginning accumulated deficit as of January 1, 2018 due to the cumulative impact of adoption Topic 606. There is an acceleration of revenue for certain product sale arrangements which are designed to include profit share payments upon the customer’s sell-through of certain products purchased from Amneal. Previously under Topic 605, Amneal deferred revenue until its customers sold the product through to their end customers, at which point Amneal considered the profit share payments to be earned and collection reasonably assured. Under Topic 606, an estimate of the profit share payments are included in the transaction price as variable consideration and is recognized at the time Amneal transfers control of the product to its customer. This change resulted in a cumulative-effect adjustment upon adoption of the ASU as of January 1, 2018 which was not material to the financial statements. Refer to Note 3. Revenue Recognition for additional disclosures required by Topic 606.

As a result of adopting the ASU, revenue increased $2.5 million for the three months ended March 31, 2018 and as a result comparison of revenue and opening income between periods are not materially affected by the adoption of the ASU.

Recently Issued Accounting Pronouncements

In February 2017, the FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20), which provides clarification regarding the scope of the asset derecognition guidance and accounting for partial sales of nonfinancial assets. The update defines an in substance nonfinancial asset and clarifies that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it. All businesses and nonprofit activities within the scope of Subtopic 610-20 are excluded from the amendments in this update. This guidance will be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019 and is required to be applied at the same time as ASU 2014-09 (described above) is applied. The guidance can be applied using one of two methods: the full retrospective method, which requires the standard to be applied to each prior period presented, or the modified retrospective method, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption. Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment that eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of today’s goodwill impairment test) to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value (i.e., measure the charge based on today’s Step 1). The standard will be applied prospectively and is effective for Amneal’s annual and interim impairment tests performed in periods beginning after December 15, 2021. Early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, guidance that changes the impairment model for most financial assets including trade receivables and certain other instruments that are not measured at fair value through net income. The standard will replace today’s “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost and require entities to record allowances for available-for-sale debt securities rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. Entities will apply the standard’s provisions as a cumulative effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The guidance is effective for Amneal for the annual period beginning after December 15, 2019. Amneal is evaluating the impact of this new guidance on its consolidated financial statements.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The guidance is effective for annual periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10),Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018, and early adoption is not permitted. Amneal is currently evaluating the impact that the standard will have on its consolidated financial statements.

Note 3. Revenue Recognition

Performance Obligations

Amneal’s performance obligation is the supply of finished generic pharmaceutical products to its customers. Amneal’s customers consist primarily of major wholesalers, retail pharmacies, managed care organizations, purchasing co-ops, hospitals, government agencies and pharmaceutical companies. Amneal’s customer contracts generally consist of both a master agreement, which is signed by Amneal and its customer, and a customer submitted purchase order which is governed by the terms and conditions of the master agreement. Customers purchase product by direct channel sales from Amneal or by indirect channel sales through various distribution channels.

Revenue is recognized when Amneal transfers control of its products to the customer, which typically occurs at a point-in-time, upon delivery. Substantially all of Amneal’s Net revenues in the first quarter of 2018 relate to products which are transferred to the customer at a point-in-time. For a limited number of arrangements, Amneal follows an over-time recognition model since Amneal’s performance does not create an asset with an alternative use and Amneal has an enforceable right to payment for performance completed to date. For these arrangements, revenue is recognized over-time utilizing an output method based on the number of units produced, which most appropriately reflects Amneal’s performance to date and value transferred to the customer. Less than 1% of Amneal’s Net revenues in the first quarter of 2018 relate to products which are transferred to the customer over-time. In limited cases, Amneal charges the customer a fee for shipping and handling charges, which are considered fulfillment activities, and accordingly, the costs are accrued when the related revenue is recognized.

Amneal offers standard payment terms to its customers and has elected the practical expedient to not adjust the promised amount of consideration for the effects of a significant financing, since the period between when Amneal transfers the product to the customer and when the customer pays for that product is one year or less. Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from revenues. The consideration amounts due from customers as a result of product sales are subject to variable consideration, as described further below.

Amneal offers standard product warranties which provide assurance that the product will function as expected and in accordance with specifications. Customers cannot purchase warranties separately and these warranties do not give rise to a separate performance obligation.

Amneal permits the return of product under certain circumstances, mainly upon product expiration, instances of shipping errors or where product is damaged in transit. Amneal accrues for the customer’s right to return as part of its variable consideration. Refer below for further details.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Variable Consideration

Amneal includes an estimate of variable consideration in its transaction price at the time of sale, when control of the product transfers to the customer. Variable consideration includes but is not limited to: chargebacks, rebates, group purchasing organization (“GPO”) fees, prompt payment (cash) discounts, consideration payable to the customer, billbacks, Medicaid and other government pricing programs, price protection and shelf stock adjustments, sales returns, and profit shares.

Amneal estimates its variable consideration using the expected value method, which is the sum of probability-weighted amounts in a range of possible consideration amounts, and represents the method that best predicts the amount of consideration to which Amneal will be entitled to for transferring its products to its customers. Amneal assesses whether or not an estimate of its variable consideration is constrained and has determined that the constraint does not apply, since it is probable that a significant reversal in the amount of cumulative revenue will not occur in the future when the uncertainty associated with the variable consideration is subsequently resolved. Amneal’s estimates for variable consideration are adjusted as required at each reporting period for specific known developments that may result in a change in the amount of total consideration it expects to receive.

Chargebacks

In the case an indirect customer purchases product from their preferred wholesaler instead of directly from Amneal, and the contract price charged to the indirect customer is lower than the wholesaler pricing, Amneal pays the direct customer (wholesaler) a chargeback for the price differential. Amneal estimates its chargeback accrual based on its estimates of the level of inventory of its products in the distribution channel that remain subject to chargebacks and historical chargeback rates. The estimate of the level of products in the distribution channel is based primarily on data provided by key customers.

Rebates

Amneal pays fixed or volume-based rebates to its customers based on a fixed percentage of product sales or based on the achievement of a specified level of purchases. Amneal’s rebate accruals are based on actual net sales, contractual rebate rates negotiated with customers, and expected purchase volumes / corresponding tiers based on actual sales to date and forecasted amounts.

GPO fees

Amneal pays fees to GPO’s for administrative services that the GPO’s perform in connection with the purchases of product by the GPO participants who are Amneal’s customers. Amneal’s GPO fee accruals are based on actual net sales, contractual fee rates negotiated with GPO’s and the mix of the products in the distribution channel that remain subject to GPO fees.

Prompt payment (cash) discounts

Amneal provides customers with prompt payment discounts which may result in adjustments to the price that is invoiced for the product transferred, in the case that payments are made within a defined period. Amneal’s prompt payment discount accruals are based on actual net sales and contractual discount rates.

Consideration payable to the customer

Amneal pays administrative and service fees to its customers based on a fixed percentage of the product price. These fees are not in exchange for a distinct good or service and therefore are recognized as a reduction of the transaction price. Amneal accrues for these fees based on actual net sales, contractual fee rates negotiated with the customer and the mix of the products in the distribution channel that remain subject to fees.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Billbacks

In the case an indirect customer purchases product from their preferred wholesaler instead of directly from Amneal, and the contract price charged to the indirect customer is higher than contractual pricing, Amneal pays the indirect customer a billback for the price differential. Amneal estimates its billback accrual based on its estimates of the level of inventory of its products in the distribution channel that remain subject to billbacks and historical billback rates. The estimate of the level of products in the distribution channel is based primarily on data provided by key customers.

Medicaid and other government pricing programs

Amneal complies with required rebates mandated by law under Medicaid and other government pricing programs. Amneal estimates its government pricing accruals based on monthly sales, historical experience of claims submitted by the various states and jurisdictions, historical rates and estimated lag time of the rebate invoices.

Price protection and shelf stock adjustments

Amneal provides customers with price protection and shelf stock adjustments which may result in an adjustment to the price charged for the product transferred, based on differences between old and new prices which may be applied to the customer’s on-hand inventory at the time of the price change. Amneal accrues for these adjustments when its expected value of an adjustment is greater than zero, based on contractual pricing, actual net sales, accrual rates based on historical average rates, and estimates of the level of inventory of its products in the distribution channel that remain subject to these adjustments. The estimate of the level of products in the distribution channel is based primarily on data provided by key customers.

Sales returns

Amneal permits the return of product under certain circumstances, mainly upon product expiration, instances of shipping errors or where product is damaged in transit, and occurrences of product recalls. Amneal’s product returns accrual is primarily based on estimates of future product returns based generally on actual net sales, estimates of the level of inventory of its products in the distribution channel that remain subject to returns, estimated lag time of returns and historical return rates. The estimate of the level of products in the distribution channel is based primarily on data provided by key customers.

Profit Shares

For certain product sale arrangements, Amneal earns a profit share upon the customer’s sell-through of the product purchased from Amneal. Amneal estimates its profit shares based on actual net sales, estimates of the level of inventory of its products in the distribution channel that remain subject to profit shares, and historical rates of profit shares earned. The estimate of the level of products in the distribution channel is based primarily on data provided by key customers.

Contract Balances

The contract asset balance was $2.5 million as of March 31, 2018, including $0.4 million in Prepaid expenses and other current assets, and $2.1 million in Related-party receivables.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

4. Trade Accounts Receivable

Trade accounts receivable is comprised of the following (in thousands):

	March 31, 2018	December 31, 2017
Gross trade accounts receivable	$755,814	$827,302
Allowance for doubtful accounts	(1,917)	(1,824)
Contract charge-backs and sales volume allowances	(389,302)	(453,703)
Cash discount allowances	(17,915)	(20,408)

Trade accounts receivable – net	$346,680	$351,367

For the three months ended March 31, 2018, Amneal’s top four customers represented individually net revenues exceeding 10% or more of total net revenues, respectively, 28%, 13%, 12%, and 12%. For the three months ended March 31, 2017, Amneal’s top three customers represented individually net revenues exceeding 10% or more of total net revenues, respectively, 20%, 15%, and 14%.

Receivables from customers representing 10% or more of Amneal’s gross trade accounts receivable reflected three customers at March 31, 2018, equal to 44%, 27%, and 15%, respectively. Receivables from customers representing 10% or more of Amneal’s gross trade accounts receivable reflected three customers at December 31, 2017, equal to 36%, 27%, and 19%, respectively.

One product represented 10% or more of Amneal’s total net revenues which was 15% for the three months ended March 31, 2018. One product represented 10% or more of Amneal’s total net revenues which was 13% for the three months ended March 31, 2017.

5. Inventories

Inventories are comprised of the following (in thousands):

	March 31, 2018	December 31, 2017
Raw materials	$155,307	$140,051
Work-in-progress	50,177	38,146
Finished goods	122,402	105,841

Inventories	$327,886	$284,038

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

6. Property, Plant, and Equipment

Property, plant, and equipment is comprised of the following (in thousands):

	March 31, 2018	December 31, 2017
Land	$7,332	$5,275
Buildings	227,525	227,864
Leasehold improvements	74,462	70,354
Machinery and equipment	273,364	260,637
Furniture and fixtures	9,878	18,415
Vehicles	1,537	1,517
Computer equipment	28,750	26,831
Construction in progress	33,829	32,235

Total property, plant, and equipment	656,677	643,128
Less accumulated depreciation	(166,730)	(156,370)

Property, plant, and equipment – net	$489,947	$486,758

During the three months ended March 31, 2018 and 2017, Amneal invested $19.5 million and $24.8 million, respectively, in global property, plant and equipment. This significant investment relates primarily to the production capacity expansion of certain facilities in the U.S., India and Ireland for growth of existing and new dosage form capabilities.

Depreciation for the three months ended March 31, 2018 and 2017 was $13.0 million and $9.7 million, respectively.

Interest capitalized and included in property, plant, and equipment for the three months ended March 31, 2018 and 2017 was $0.2 million and $1.2 million, respectively.

There were no impairments of property, plant, and equipment for the three months ended March 31, 2018 and 2017.

7. Fair Value Measurements of Financial Instruments

Fair value is the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. Valuation techniques used to measure fair value should maximize the use of observable inputs and minimize the use of unobservable inputs. To measure fair value, Amneal uses the following fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable:

Level 1 –	Quoted prices in active markets for identical assets or liabilities.

Level 2 –	Inputs other than Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3 –	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Value is determined using pricing models, discounted cash flow methodologies, or similar techniques and also includes instruments for which the determination of fair value requires significant judgment or estimation.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Amneal evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level of classification for each reporting period. The following table sets forth Amneal’s financial assets and liabilities that were measured at fair value on a recurring basis as of March 31, 2018 and December 31, 2017 (in thousands):

	Fair Value	Level 1	Level 2	Level 3
March 31, 2018
Liabilities:
Acquisition-related contingent consideration	$267	$—	$—	$267
December 31, 2017
Liabilities:
Acquisition-related contingent consideration	$401	$—	$—	$401

There were no transfers between levels in the fair value hierarchy during any period presented herein.

The carrying amounts of cash, accounts receivable and accounts payable approximate their fair values due to the short term maturity of these instruments. As of March 31, 2018, Amneal’s Term Loan was trading at approximately 100.1% of par value, based upon observable third-party market data (Level 2). The applicable fair value of the debt as of March 31, 2018, approximated $1.38 billion versus a carrying value of $1.37 billion. As of December 31, 2017, Amneal’s Term Loan was trading at approximately 100.8% of par value, based upon market data (Level 2). The applicable fair value of the debt as of December 31, 2017, approximated $1.39 billion versus a carrying value of $1.38 billion.

On May 1, 2015, Amneal acquired certain assets and assumed certain liabilities of the Australian business of Actavis. The agreement includes a contingent earn-out provision, which is a future payment based on 12% of aggregate net sales during each of the 12 calendar quarters commencing with the calendar quarter of June 30, 2015. Amneal determined the fair value using the present value, discounting at the WACC plus a factor for credit risk (discount rate of 10.5%), of the projected payments based on probability-weighted revenues projections over the 12 quarters subsequent to acquisition. At acquisition, the contingent consideration had a fair value of $8.0 million. At March 31, 2018 and December 31, 2017, the contingent consideration, using updated inputs to the valuation model, in addition to pay downs, had a fair value of $0.3 million and $0.4 million respectively. The significant unobservable inputs used in the fair value measurement of the contingent consideration are the successful achievement of the probability-weighted revenues projections of Actavis’ Australian business and the discount rate used to present value of the projected payments. Significant increases or decreases in estimated revenues would result in a significantly higher or lower fair value measurement. Significant increases or decreases in the discount rate would result in a significantly lower or higher fair value measurement.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Fair Value Measurements Using Significant Unobservable Inputs

The following table presents changes to Amneal’s financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2018 (in thousands):

Acquisition- related contingent consideration
Liabilities
Balance at January 1, 2018	$401
Contingent consideration settled	(254)
Change in fair value recorded in earnings	120

Balance at March 31, 2018	$267

The change in fair value recorded in earnings is recognized within Cost of goods sold in the Consolidated Statements of Income.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

There were no non-recurring fair value measurements during the three months ended March 31, 2018 and 2017.

8. Debt

The following is a summary of Amneal’s total indebtedness (in thousands):

	March 31, 2018	December 31, 2017
Senior Credit Facility – Term Loan	$1,374,617	$1,378,160
Senior Credit Facility – Revolver	75,000	75,000

Total debt	1,449,617	1,453,160
Less debt issuance costs	(7,545)	(8,715)

Total debt, net of debt issuance costs	1,442,072	1,444,445

Less current portion: Senior Credit Facility – Term Loan	(14,171)	(14,171)
Less current portion: Senior Credit Facility – Revolver	(75,000)	(75,000)

Less total current portion	(89,171)	(89,171)

Total long-term debt, net	$1,352,901	$1,355,274

The principal balance, unamortized discount and net carrying amount of Amneal’s long-term debt are as follows (in thousands):

	March 31, 2018	December 31, 2017
Long-term debt – gross	$1,360,446	$1,363,989
Long-term debt – discount	(7,545)	(8,715)

Long-term debt – net	$1,352,901	$1,355,274

On November 1, 2013, Amneal entered into term loan (“Term Loan”) and revolver (“Revolver”) credit facilities (as amended, the “Credit Facilities”). The proceeds of loans made from the Credit Facilities may be used to fund working capital needs, capital expenditures, acquisitions, dividends, and distributions to the membership unit holders and for other general corporate purposes.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

At March 31, 2018, the Term Loan currently bears interest at LIBOR plus 3.50% with a 1.00% LIBOR floor and includes a principal pay down of 1% annually. The Term Loan matures on November 1, 2019, but can be prepaid at any time at no additional cost. The Revolver’s borrowing limit is $200 million and currently bears interest at LIBOR plus 1.75% with a 1.00% LIBOR floor. Amneal is charged a commitment fee of 0.375% on the daily portion of its unused Revolver limits. The Revolver matures on November 1, 2018, but can be prepaid at any time at no additional cost. Amneal has the option to extend the maturity date of the Revolver to November 1, 2019.

Amneal recorded debt issuance cost amortization expense of $1.2 million and $0.9 million related to the Credit Facilities during the three months ended March 31, 2018 and 2017, respectively. Amortization is exclusive of any loss on extinguishment of debt.

Amneal’s obligations under the Credit Facilities are guaranteed by its parent, Amneal Pharmaceuticals Holding Company, LLC (“APHC”), and certain of its subsidiaries and are collateralized by a pledge of all the capital stock and membership interests of APHC and certain of its subsidiaries.

The Credit Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, Amneal’s ability to incur additional indebtedness; create liens on assets; sell assets; make investments, loans or advances; pay dividends or distributions or repurchase stock and engage in certain transactions with affiliates. The Credit Facilities also contain certain usual and customary covenants, including, but not limited to covenants to maintain maximum leverage and minimum interest coverage ratios. The Credit Facilities also contain certain customary affirmative covenants and events of default. As of March 31, 2018, Amneal was in compliance with all covenants.

Amneal’s long-term debt agreements, exclusive of capital leases, require payments as follows (in thousands):

Payments Due
2018	$85,628
2019	1,363,989

Total	$1,449,617

9. Capital Structure

Amneal is a limited liability company and is treated as a partnership for U.S. tax purposes. As of March 31, 2018, Amneal had one Class A membership equity classification in which the members shared in the profits and losses and have voting rights. At March 31, 2018 and December 31, 2017, the Class A members had 189,000,000 units authorized, issued, and outstanding. For the three months ended March 31, 2018, Amneal made distributions of $30.0 million ($0.16 per unit) to the Class A member, within the terms of the current Limited Liability Company Operating Agreement. Amneal did not make any distributions during the three months ended March 31, 2017.

During 2011, Amneal established a profit participation plan in the form of profits interests granted through the issuance of Class D, Class E and Class F membership units. In 2015, Amneal added Class G and H membership units to the plan. Amneal issued these membership units to a select group of individuals (“Members”) in recognition of their past and continued services to Amneal. Subject to vesting provisions and forfeiture of the Units, the aggregate percentage interests of the Members will not exceed 6.36% in total membership interest. These interests constitute a profits interest in Amneal pursuant to the Internal Revenue Code and applicable treasury department regulations and pronouncements.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

The Members participate in distributions of net proceeds upon a sale of Amneal in accordance with the Distribution of Capital Proceeds provision contained in the Limited Liability Company Operating Agreement of Amneal, as amended. The vesting of certain units is subject to acceleration at the time of a change-in-control event. The Members participate only in net sale proceeds above the applicable floor amounts attributable to the units. Class D and Class E distributions of net sale proceeds are also subject to a cap. The units do not earn or accrue any preferred return. The Members do not have a right to vote or participate in the management of Amneal.

A summary of the unit activity for Members for the three months ended March 31, 2018 and 2017 is as follows:

Membership Units	Class D Member	Class E Member	Class F Member	Class G Member	Class H Member	Total
Outstanding – January 1, 2017	3,300,020	3,360,020	3,942,163	1,100,020	317,520	12,019,743
Issued	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Outstanding – March 31, 2017	3,300,020	3,360,020	3,942,163	1,100,020	317,520	12,019,743

Vested – March 31, 2017	2,661,468	2,874,494	2,059,263	171,520	79,395	7,846,140

Outstanding – January 1, 2018	3,300,020	3,327,729	3,927,163	1,175,020	330,020	12,059,952
Issued	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Outstanding – March 31, 2018	3,300,020	3,327,729	3,927,163	1,175,020	330,020	12,059,952

Vested – March 31, 2018	3,300,020	3,277,729	2,586,563	325,520	155,020	9,644,852

Upon closing of the Combination, the Board of Managers of Amneal finalized their plan to treat the Combination as a change-in-control event. The modification of terms allowed Members to participate in the net proceeds by receiving cash and Class A shares. Net proceeds were given to vested units at closing, plus the vesting of certain non-vested units was accelerated in accordance with the Agreement. As a result, Amneal recorded the related compensation expense of $158.8 million upon closing of the Combination on May 4, 2018.

10. Income Taxes

The operations of Amneal are conducted through a limited liability company that is treated as a partnership for U.S. federal income tax purposes. All U.S. federal income tax benefits and/or liabilities of Amneal are passed through to the member(s). Amneal provides for a tax provision in the various foreign jurisdictions in which it operates. Amneal recorded its interim tax provision based upon its estimated annual effective tax rate (“EAETR”) and accounted for tax effects of discrete events in the period in which they occur. Amneal reviewed the EAETR on a quarterly basis as projections are revised and laws are enacted. The effective tax rate (“ETR”) was 0.70% and 2.32% for the three months ended March 31, 2018 and 2017, respectively. The net change in the ETR was primarily attributable to changes in the mix of earnings across multiple jurisdictions and increased Special Economic Zone (“SEZ”) benefit in India.

Amneal records a valuation allowance against its deferred tax assets to reduce the net carrying value to an amount that it believes is more likely than not to be realized. When Amneal establishes or reduces the valuation allowance against its deferred tax assets, the provision for income taxes will increase or decrease, respectively, in the period such determination is made. Amneal continues to assess the need for a valuation allowance on a go-forward basis. On December 22, 2017, the Tax Cuts and Jobs Act was enacted in the United States, which significantly reforms U.S. tax legislation. In December 2017, the SEC staff issued SAB 118, which provides a measurement period that should not extend beyond one year from the enactment date for companies to complete the accounting for the effects of the Tax Cuts and Jobs Act. As of March 31, 2018, there are no changes to the financial statement income tax expense reported at December 31, 2017 as a result of the new legislation. Amneal will continue to evaluate the legislative changes during the measurement period allowed under SAB 118.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

11. Related-Party Transactions

Amneal has various business agreements with certain third-party companies in which there is some common ownership and/or management between those entities, on the one hand, and Amneal, on the other hand. Amneal has no direct ownership or management in any of such related party companies. The related party relationships that generated income and or expense in the respective reporting period are described below.

Kanan, LLC

Kanan, LLC (“Kanan”) is an independent real estate company which owns Amneal’s manufacturing facilities located at 65 Readington Road, Branchburg, New Jersey, 131 Chambers Brook Road, Branchburg, New Jersey and 1 New England Avenue, Piscataway, New Jersey. Amneal leases these facilities from Kanan under two separate triple-net lease agreements that expire in 2027 and 2031, respectively, at an annual rental cost of approximately $2.0 million combined, subject to CPI rent escalation adjustments as provided in the lease agreements. Rent expense paid to the related party for both of the three months ended March 31, 2018 and 2017 was $0.5 million.

AE Companies, LLC

AE Companies, LLC (“AE LLC”) is an independent company which provides certain shared services and corporate type functions to a number of independent entities with respect to which, from time to time, Amneal conducts business. Amneal has ongoing professional service agreements with AE LLC for administrative and research and development services. The total amount of income earned from these agreements for the three months ended March 31, 2017 was $0.3 million.

Industrial Real Estate Holdings NY, LLC

Industrial Real Estate Holdings NY, LLC (“IRE”) is an independent real estate management entity which, among other activities, is the landlord of Amneal’s leased manufacturing facilities located at 75 and 85 Adams Avenue, Hauppauge, New York. The lease at 85 Adams Avenue expired in March 2017 while the lease for 75 Adams Avenue expires in March 2021. Rent expense paid to the related party for both of the three months ended March 31, 2018 and 2017 was $0.3 million.

Kashiv Pharmaceuticals LLC

Kashiv Pharmaceuticals LLC (“Kashiv”) is an independent contract development organization focused primarily on the development of 505(b) (2) NDA products. Amneal has various business agreements with Kashiv. In May 2013, Amneal entered into a sublease agreement with Kashiv for a portion of one of its research and development facilities. The sublease automatically renews annually if not terminated and has an annual base rent of $1.8 million. Rental income from the related-party sublease for the three months ended March 31, 2018 and 2017 was $0.4 million and $0.9 million, respectively. On January 15, 2018, Amneal and Kashiv entered into an Assignment and Assumption of Lease Agreement. The lease was assigned to Kashiv, and Amneal was relieved of all obligations. At March 31, 2018 and December 31, 2017, receivables of $0.7 million and $10.4 million were due from the related party, respectively.

Amneal has also entered into various development and commercialization arrangements with Kashiv to collaborate on the development and commercialization of certain generic pharmaceutical products. Kashiv receives a percentage of net profits with respect to Amneal’s sales of these products. The total profit share paid to Kashiv for the three months ended March 31, 2018 and 2017 was $0.4 million and $4.0 million, respectively. At March 31, 2018 and December 31, 2017 payables of $0.4 million and $0.6 million, respectively, were due to the related party for royalty-related transactions.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

In June 2017, Amneal and Kashiv entered a product acquisition and royalty stream purchase agreement. The aggregate purchase price was $25 million on the closing, which has been paid, plus two potential future $5 million earn outs related to the Estradiol Product. The contingent earn outs will be recorded in the period in which they are earned. The first $5 million earn out was recognized in March 2018 as an increase to the cost of the Estradiol product intangible asset and will be amortized on a straight-line basis over the remaining life of the Estradiol intangible asset. The earn out was recorded within Related-party payables in the Consolidated Balance Sheet as of March 31, 2018. The cash payment is due June 30, 2018.

Pursuant to a product development agreement, Amneal and Kashiv agreed to collaborate on the development and commercialization of Oxycodone HCI ER Oral Tablets. Under the agreement, this product is owned by Kashiv, with Amneal acting as the exclusive marketing partner and as Kashiv’s agent for filing the product ANDA. Under the agreement, Amneal was also responsible for assuming control of and managing all aspects of the patent litigation arising from the filing of the ANDA, including selecting counsel and settling such proceeding (subject to Kashiv’s consent). In December 2017, Amneal and Kashiv terminated the product development agreement and pursuant to the termination and settlement of the agreement, Kashiv agreed to pay Amneal $7.8 million, an amount equal to the legal costs incurred by Amneal related to the defense of the ANDA. The $7.8 million was recorded within Development contract settlement in the Consolidated Statement of Income for the year ended December 31, 2017 and Related-party receivables in the Consolidated Balance Sheet as of December 31, 2017. The cash payment was received in February 2018.

Adello Biologics, LLC

Adello Biologics, LLC (“Adello”) is an independent clinical stage company engaged in the development of biosimilar pharmaceutical products. Amneal and Adello are parties to a master services agreement pursuant to which, from time to time, Amneal provides human resources & product quality assurance services on behalf of Adello. The parties are also party to a license agreement for parking spaces in Piscataway, NJ. The total amount of net expense paid to Adello from these agreements for the three months ended March 31, 2018 and 2017 was less than $0.1 million.

In March 2017, Amneal entered into a product development agreement with Adello. The collaboration extended the remaining development process to Adello for a complex generic product, while Amneal retained its commercial rights upon approval. Pursuant to the agreement, Adello paid Amneal $10 million for reimbursement of past development costs, which Amneal deferred as a liability and will pay royalties upon commercialization.

In October 2017, Amneal and Adello terminated their product development agreement pursuant to which Amneal and Adello had been collaborating to develop and commercialize Glatiramer Acetate products. Pursuant to the termination agreement, Amneal owed Adello $10.5 million for the up-front payment plus interest. This amount was paid in January 2018 and recognized as a related-party payable in the Consolidated Balance Sheet as of December 31, 2017.

On October 1, 2017, Amneal and Adello entered into a license and commercialization agreement pursuant to which the parties have agreed to cooperate with respect to certain development activities in connection with two biologic pharmaceutical products. In addition, under the agreement, Adello has appointed Amneal as its exclusive marketing partner for such products in the United States. In connection with the agreement, Amneal paid an upfront amount of $1.5 million in October 2017 which was recorded within Research and development expenses in the Consolidated Statement of Income. The agreement also provides for potential future milestone payments to Adello.

In October 2017, Amneal purchased a building from Adello in Ireland to further support its inhalation dosage form. Amneal issued a promissory note for 12.5 million euros ($14.7 million based on exchange rate as of December 31, 2017) which accrues interest at a rate of 2% per annum, due on or before July 1, 2019.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

PharmaSophia, LLC

PharmaSophia, LLC (“PharmaSophia”) is a joint venture formed by Nava Pharma, LLC (“Nava”) and Oakwood Laboratories, LLC for the purpose of developing certain products. Currently PharmaSophia is actively developing two injectable products. PharmaSophia and Nava are parties to a research and development agreement pursuant to which Nava provides research and development services to PharmaSophia. Nava subcontracted this obligation to Amneal, entering into a subcontract research and development services agreement pursuant to which Amneal provides research and development services to Nava in connection with the products being developed by PharmaSophia. The total amount of income earned from these agreements for both of the three months ended March 31, 2018 and 2017 was $0.1 million. At March 31, 2018 and December 31, 2017 receivables of $0.2 million and $0.1 million, respectively were due from the related party.

Gemini Laboratories, LLC

Gemini Laboratories, LLC (“Gemini”) is an independent specialty pharmaceuticals company focused on promoting niche branded products to endocrinologists, pediatricians, OB/GYNs and other specialist physicians. Gemini also engages in the wholesale distribution of generic pharmaceuticals to compounding pharmacies and to directly dispensing physicians, and promotes and distributes certain branded or quasi-branded products. Gemini predominantly sells products through branded wholesalers and certain compounding pharmacies and partners that service directly dispensing physicians. Amneal and Gemini are parties to various agreements. Total gross profit earned from the sale of inventory to Gemini for the three months ended March 31, 2018 and 2017 was $0.1 million and $0.6 million, respectively. The total profit share paid by Gemini for the three months ended March 31, 2018 and 2017 was $4.0 million and $2.8 million, respectively. At March 31, 2018 and December 31, 2017, receivables of $9.4 million and $4.6 million were due from the related party, respectively, for profit share earned. At March 31, 2018 and December 31, 2017, receivables of $0.7 million and $1.1 million, respectively, were due from the related party from the purchase of inventory.

Amneal Holdings, LLC

Amneal Holdings is the ultimate parent of Amneal. In connection with the Combination, Amneal is required to reimburse transaction-related costs incurred by Amneal Holdings. As of March 31, 2018, payables of $3.5 million were due to the related party.

12. Commitments and Contingencies

Commitments

Commercial Manufacturing, Collaboration, License, and Distribution Agreements

Amneal continues to seek to enhance its product line and develop a balanced portfolio of differentiated products through product acquisitions and in-licensing. Accordingly, Amneal, in certain instances, may be contractually obligated to make potential future development, regulatory, and commercial milestone, royalty and/or profit sharing payments in conjunction with collaborative agreements or acquisitions that Amneal has entered into with third parties. Amneal has also licensed certain technologies or intellectual property from various third parties. Amneal is generally required to make upfront payments as well as other payments upon successful completion of regulatory or sales milestones. The agreements generally permit Amneal to terminate the agreement with no significant continuing obligation. The payments that could be required to be made pursuant to these other arrangements are not individually significant. These payments are contingent upon the occurrence of certain future events and, given the nature of these events, it is unclear when, if ever, Amneal may be required to pay such amounts. Further, the timing of any future payment is not reasonably estimable.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Contingencies

Amneal’s legal proceedings are complex, constantly evolving and subject to uncertainty. As such, Amneal cannot predict the outcome or impact of the legal proceedings set forth below. While Amneal believes it has valid claims and/or defenses to the matters described below, the nature of litigation is unpredictable and the outcome of the following proceedings could include damages, fines, penalties and injunctive or administrative remedies. For any proceedings where losses are probable and reasonably capable of estimation, Amneal has accrued for such potential loss as described below. While these accruals have been deemed reasonable by Amneal’s management, the assessment process relies heavily on estimates and assumptions that may ultimately prove inaccurate or incomplete. Additionally, unforeseen circumstances or events may lead Amneal to subsequently change its estimates and assumptions. Unless otherwise indicated below, Amneal is at this time unable to estimate the possible loss, if any, associated with such litigation.

Amneal currently intends to vigorously prosecute and/or defend these proceedings as appropriate. From time to time, however, Amneal may settle or otherwise resolve these matters on terms and conditions that it believes to be in its best interest. Resolution of any or all claims, legal proceedings or investigations could have a material adverse effect on Amneal’s results of operations and/or cash flow in any given accounting period, or on Amneal’s overall financial condition.

Medicaid Reimbursement Accrual

Amneal is required to provide pricing information to state agencies that administer federal Medicaid programs. Certain states agencies have alleged that manufacturers have reported improper pricing information, which allegedly caused them to overpay reimbursement costs. Reserves are periodically established by Amneal for any potential claims or settlements of overpayment. Although Amneal intends to vigorously defend against any such claims, it maintains a reserve of approximately $15 million. The ultimate settlement of any potential liability for such claims may be higher or lower than estimated. Amneal believes that all contingencies are adequately accrued for in the consolidated financial statements for each year presented.

Patent Defense Matters

Amneal is a defendant in a patent infringement action, Merck Sharp & Dohme Corp. v. Amneal Pharmaceuticals LLC, in the U.S. District Court for the District of Delaware. The complaint was filed on March 20, 2015, and involves Amneal’s filing of an ANDA for a generic alternative to Merck’s Nasonex® product. The District Court trial was completed on June 22, 2016. The court issued an opinion finding that Amneal’s proposed generic product did not infringe the asserted patent. Merck filed an appeal of that decision with the Court of Appeals for the Federal Circuit which remains pending. Amneal launched its generic version of the product on April 5, 2017, prior to the rendering of an appellate court decision, and continued to sell the product as of March 31, 2018. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

Amneal is a defendant in a patent infringement action, Otsuka Pharmaceutical Co. Ltd. v. Amneal Pharmaceuticals LLC, et al., in the U.S. District Court for the District of New Jersey. The first complaint was filed on March 2, 2015, and involves Amneal’s filing of an ANDA for a generic alternative to Otsuka’s Abilify® tablet product. Otsuka filed an appeal with the Court of Appeals for the Federal Circuit related to rulings from the District Court regarding some of the patents-in-suit. The District Court has not yet set a trial date for the remaining patents-in-suit. Amneal, like a number of other generic manufacturers, has launched its generic version of Otsuka’s Abilify® “at-risk,” prior to the rendering of an appellate court decision, and continued to sell the product as of March 31, 2018. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Antitrust Litigation

Amneal is a defendant in a class action anti-trust action, Sergeants Benevolent Association Health & Welfare Fund v. Actavis, PLC, et. al., in the U.S. District Court for the Southern District of New York. The complaint was filed on August 19, 2015, and involves patent litigation settlement agreements between Amneal and Forest Laboratories. Amneal was one of a number of pharmaceutical companies named in the lawsuit. The settlement agreement at issue settled the patent litigation between Forest Laboratories and Amneal regarding Namenda© immediate release tablets. On September 13, 2016, the court denied the defendants’ motion to dismiss with respect to the federal claims and stayed the state law claims pending against Amneal and the other generic pharmaceutical company defendants until the federal claims are resolved. The court denied the defendants’ motion to dismiss with respect to the state law claims without prejudice to renew the motion after the federal claims have been resolved. The court cited the interests of judicial economy and the myriad state antitrust and unfair business practices laws as the basis for severing the state law claims and placing them on the court’s inactive docket. The court’s decision places the entirety of the claims pending against Anneal and the other generic pharmaceutical companies on the court’s inactive docket, which effectively stays the litigation as to Amneal until the federal claims are resolved or until the court removes those claims from its inactive docket. Amneal believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect Amneal and could have a material adverse effect on Amneal’s business, results of operations, financial condition and cash flows.

From time to time, Amneal may become subject to other legal proceedings, claims or litigation arising in the ordinary course of business. In addition, Amneal may receive letters alleging infringement of patents or other IP rights. If an unfavorable outcome were to occur in litigation, the impact could be material to Amneal’s business, financial condition, cash flow or results of operations, depending on the specific circumstances of the outcome.

13. Subsequent Events

Combination

On May 4, 2018, Amneal and Impax completed the Combination. The Combination will be accounted for as a business combination under the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combinations, with Amneal treated as the “acquirer” and Impax treated as the “acquired” company for financial reporting purposes. Refer to Note 1 for further detail on the Combination.

Refinancing

On May 4, 2018, in order to finance the Combination, Amneal consummated the following transactions (i) borrowed $2,700.0 million in aggregate principal amount of new senior secured term loan (the “New Term Facility”) at a rate of three-month LIBOR plus 350 basis points; and (ii) entered into a new senior secured asset based revolving credit facility with borrowing capacity of up to $500.0 million under which no amounts were drawn and outstanding upon completion of the Combination. The proceeds of the initial borrowings under the New Term Facility, were used to finance the repayment of the historical outstanding debt obligations of both Amneal and Impax in addition to all fees related to the financing.

Gemini Acquisition

On May 7, 2018, Amneal acquired 98% of the outstanding equity interests in Gemini for total consideration of $117.2 million, including a $40 million cash payment due upon closing and a $77.2 million promissory note.

Gemini’s portfolio includes licensed and owned, niche and mature branded products, and a pipeline of 505(b)(2) products for niche therapeutic areas. Gemini’s lead product, Unithroid®, is detailed primarily to endocrinologists and high prescribing primary care physicians through a contracted salesforce. Gemini has a long-term distribution agreement for Unithroid with Jerome Stevens Pharmaceuticals.

Gemini is a related party of Amneal; refer to Note 11 for further detail on the nature of Gemini’s operations.

Amneal Pharmaceuticals LLC and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

Biosimilar Licensing and Supply Agreement

On May 7, 2018, Amneal entered into a licensing and supply agreement, with Mabxience S.L, for its biosimilar candidate for Avastin® (bevacizumab). Amneal will be the exclusive partner in the US market. Amneal will pay up-front, development and regulatory milestone payments as well as commercial milestone payments on reaching pre-agreed sales targets in the market to Mabxience, up to $71.8 million.

Exhibit 99.2

AMNEAL PHARMACEUTICALS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

This unaudited pro forma condensed combined financial information and explanatory notes of Amneal Pharmaceuticals, Inc. (“New Amneal” or the “Company”) present how the consolidated financial statements of New Amneal may have appeared had the Transactions, PIPE Investment and Closing Date Redemption (all as defined in “Note 1. Description of the Transactions” below) occurred at earlier dates. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2018 and for the year ended December 31, 2017 combine the historical consolidated statements of operations of Impax Laboratories, LLC (formerly, Impax Laboratories, Inc.) (“Impax”) and the historical consolidated statements of income of Amneal Pharmaceuticals LLC (“Amneal”), giving effect to the Transactions, PIPE Investment and Closing Date Redemption as if they had been consummated on January 1, 2017. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Impax and Amneal as of March 31, 2018, giving effect to the Transactions, PIPE Investment and Closing Date Redemption as if they had been consummated on March 31, 2018. See “Note 1. Description of the Transactions” herein for additional information on the Transactions, PIPE Investment, and Closing Date Redemption.

The following unaudited pro forma condensed combined financial statements of New Amneal present the combination of the historical financial information of Impax and Amneal adjusted to give effect to the Transactions, PIPE Investment and Closing Date Redemption, including the impacts of the following:

•	the effects caused by the PIPE Investment and Closing Date Redemption on (1) the Tax Receivable Agreement entered into with APHC Holdings, LLC (formerly, Amneal Holdings, LLC) (“Holdings”), which provides for the payment by New Amneal to Holdings and its permitted transferees of 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that New Amneal is deemed to realize as a result of (i) certain tax attributes that are created as a result of the redemption of common units of Amneal (“Amneal Common Units”) for shares of Class A common stock of the Company, par value $0.01 per share (“Class A Common Stock”) or, in the case of the PIPE Investment, Class B-1 common stock of the Company, par value $0.01 per share (“Class B-1 Common Stock”), (ii) certain other tax attributes acquired from the acquisitions of Amneal Common Units and (iii) tax benefits attributable to payments made under the Tax Receivable Agreement (including imputed interest). If and when New Amneal subsequently realizes a related tax benefit, it will distribute the amount of any such tax benefit to Holdings and its permitted transferees in respect of their contribution;

•	adjustments to the provision for income taxes and deferred income taxes reflecting the ownership of Amneal by New Amneal; and

•	the allocation of net income (loss) between non-controlling interests and New Amneal based on New Amneal’s 43% ownership of Amneal following the consummation of the Transactions, PIPE Investment and Closing Date Redemption.

This unaudited pro forma condensed combined financial information is presented for informational purposes only and does not purport to represent what the results of operations or financial condition would have been had the Transactions, PIPE Investment and Closing Date Redemption actually occurred on the dates indicated, nor does it purport to project the results of operations or financial condition for any future period or as of any future date.

The accompanying unaudited pro forma condensed combined financial statements of New Amneal have been prepared in accordance with Article 11 of U.S. Securities and Exchange Commission (“SEC”) Regulation S-X. The Combination (as defined in “Note 1. Description of the Transactions”) is considered a business combination and therefore will be accounted for under the acquisition method of accounting in accordance with Financial Accounting Standards Board’s Accounting Standards Codification Topic 805 Business Combinations. Under the acquisition method of accounting for purposes of these unaudited pro forma condensed combined financial statements, management of Impax and Amneal have determined a purchase price, calculated as described in “Note 3. Purchase Price and Preliminary Purchase Price Allocation” herein. The Impax assets acquired and liabilities assumed in connection with the Combination are recorded at their estimated acquisition date fair values. A final determination of the fair value for certain assets and liabilities will be completed as soon as the information necessary to complete the analysis is the obtained, but no later than one year from the acquisition date. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material.

1

The historical combined financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Transactions, PIPE Investment and Closing Date Redemption, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial statements were based on and should be read in conjunction with:

•	the audited consolidated financial statements of Amneal as of December 31, 2017 and December 31, 2016 and for each of the three years in the period ended December 31, 2017 and the related notes included in New Amneal’s Registration Statement on Form S-1 filed with the SEC on March 7, 2018 (as amended);

•	the unaudited consolidated financial statements of Amneal as of March 31, 2018 and for the three months ended March 31, 2018 and March 31, 2017 and the related notes included as Exhibit 99.1 to the Amendment No. 2 to the Current Report on Form 8-K;

•	the audited consolidated financial statements of Impax as of December 31, 2017 and December 31, 2016 and for each of the three years in the period ended December 31, 2017 and the related notes included in Impax’s Annual Report on Form 10-K for the year ended December 31, 2017;

•	the unaudited consolidated financial statements of Impax as of March 31, 2018 and for the three months ended March 31, 2018 and March 31, 2017 and the related notes included in Impax’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

2

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF MARCH 31, 2018

(in thousands)

	Historical Amneal	Historical Impax	Combination adjustments		Financing & other adjustments		Non-controlling interest adjustments	PIPE Investment & Closing Date Redemption adjustments		Pro forma
Assets	(Note 4)	(Note 4)	(Note 5)		(Note 6)		(Note 7)	(Note 8)
Current assets:
Cash and cash equivalents	$48,224	$104,192	$(355,254	)(a)	$1,080,077	(a)	$—	$—		$877,239
Restricted cash	4,393	—	—		—		—	—		4,393
Trade accounts receivable - net	346,680	213,208	—		—		—	—		559,888
Inventories	327,886	158,591	8,509	(b)	—		—	—		494,986
Prepaid expenses and other current assets	37,299	88,505	1,521	(h)	—		—	—		127,325
Related party receivables	10,982	—	—		—		—	—		10,982

Total current assets	775,464	564,496	(345,224)		1,080,077		—	—		2,074,813
Property, plant and equipment - net	489,947	123,288	(42,323	)(n)	—		—	—		570,912
Goodwill	26,338	207,329	134,440	(d)	—		—	—		368,107
Intangible assets - net	48,166	248,994	1,333,106	(c)	—		—	—		1,630,266
Deferred income taxes - net	946	—	—		48,077	(e)	—	213,575	(a,d)	262,598
Other assets	17,927	63,626	(796	)(e)	3,194	(d)	—	—		83,951

Total assets	$1,358,788	$1,207,733	$1,079,203		$1,131,348		$—	$213,575		$4,990,647

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$84,221	$65,261	$—		$—		$—	$—		$149,482
Current portion of debt and capital lease obligations - net	89,171	17,859	(17,859	)(i)	(62,171	)(b)	—	—		27,000
Accrued expenses and other current liabilities	130,291	255,511	(93	)(g)	(792	)(c)	—	—		384,917
Related party payables	9,368	—	—		—		—	—		9,368

Total current liabilities	313,051	338,631	(17,952)		(62,963)		—	—		570,767
Long-term debt and capital lease obligations - net	1,352,901	771,216	(171,216	)(i)	1,281,344	(b)	—	—		3,234,245
Deferred income taxes	2,091	660	(660	)(f)	—		—	—		2,091
Other long-term liabilities	44,012	37,623	—		—		—	—		81,635
Related party payables – income taxes	—	—	—		—		—	200,416	(a)	200,416
Related party payables – other	15,552	—	—		—		—	—		15,552

Total liabilities	1,727,607	1,148,130	(189,828)		1,218,381		—	200,416		4,104,706

Shareholders’ (Deficit) Equity
Members’ equity	2,716	—	—		(2,716	)(g)	—	—		—
Preferred stock	—	—	—		—		—	—		—
Impax common stock	—	741	(741	)(j)	—		—	—		—
Class A common stock	—	—	733	(j)	—		—	414	(b)	1,147
Class B-1 common stock	—	—	—		—		—	123	(b)	123
Class B common stock	—	—	—		2,199	(g)	—	(537	)(b)	1,662
Treasury stock	—	(2,157)	2,157	(j)	—		—	—		—
Additional paid in capital	—	563,974	799,088	(j)	(67,854	)(g)	(622,938)	277,003	(a,c,d)	949,273
Accumulated other comprehensive (loss) income	(24,189)	49	(49	)(j)	—		—	—		(24,189)
(Accumulated deficit) retained earnings	(357,980)	(503,004)	467,843	(j)	(18,662	)(g)	—	—		(411,803)

Total New Amneal shareholders’ (deficit) equity	(379,453)	59,603	1,269,031		(87,033)		(622,938)	277,003		516,213
Non-controlling interests	10,634	—	—		—		622,938	(263,844	)(c)	369,728

Total shareholders’ (deficit) equity	(368,819)	59,603	1,269,031		(87,033)		—	13,159		885,941

Total liabilities and shareholders’ (deficit) equity	$1,358,788	$1,207,733	$1,079,203		$1,131,348		$—	$213,575		$4,990,647

3

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(in thousands except share and per share amounts)

	Historical Amneal	Historical Impax	Combination adjustments		Financing & other adjustments		Non- controlling interest adjustments	PIPE Investment & Closing Date Redemption adjustments		Pro forma
		(Note 4)	(Note 5)		(Note 6)		(Note 7)	(Note 8)
Net revenue	$275,189	$142,355	$—		$—		$—	$—		$417,544
Cost of goods sold	121,371	96,467	—		—		—	—		217,838
Depreciation and amortization	9,223	15,608	4,607	(c,n)	—		—	—		29,438

Gross profit	144,595	30,280	(4,607)		—		—	—		170,268
Selling, general and administrative	30,874	55,724	(12,570	)(m)	—		—	—		74,028
Research and development	40,063	11,527	—		—		—	—		51,590
Legal settlement loss	—	85,537	—		—		—	—		85,537
Other operating expenses	10,104	2,368	—		—		—	—		12,472

Operating profit (loss)	63,554	(124,876)	7,963		—		—	—		(53,359)
Other expense:
Interest expense, net	(21,051)	(13,692)	10,692	(l)	(18,579	)(h)	—	—		(42,630)
Other income, net	9,513	346	—		—		—	—		9,859

Total other expense, net	(11,538)	(13,346)	10,692		(18,579)		—	—		(32,771)

Income (loss) before income tax	52,016	(138,222)	18,655		(18,579)		—	—		(86,130)
Income tax provision (benefit)	364	(7,290)	6,577	(k)	1,568	(f)	—	894	(d)	2,113

Net income (loss)	51,652	(130,932)	12,078		(20,147)		—	(894)		(88,243)
Net income (loss) attributable to non-controlling interests	117	—	—		—		(64,968)	15,516	(c)	(49,335)

Net income (loss) attributable to New Amneal	$51,535	$(130,932)	$12,078		$(20,147)		$64,968	$(16,410)		$(38,908)

Net loss per common share (Note 9):
Basic		$(1.81)								$(0.31)

Diluted		$(1.81)								$(0.31)

Weighted-average common shares outstanding (Note 9):
Basic		72,265,794								127,024,248

Diluted		72,265,794								127,024,248

4

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

(in thousands except share and per share amounts)

	Historical Amneal	Historical Impax	Combination adjustments		Financing & other adjustments		Non- controlling interest adjustments	PIPE Investment & Closing Date Redemption adjustments		Pro forma
		(Note 4)	(Note 5)		(Note 6)		(Note 7)	(Note 8)
Net revenue	$1,033,654	$775,787	$—		$—		$—	$—		$1,809,441
Cost of goods sold	480,033	432,464	—		—		—	—		912,497
Depreciation and amortization	27,443	102,659	(19,114	)(c,n)	—		—	—		110,988
Cost of goods sold impairment charges	—	96,865	—		—		—	—		96,865

Gross profit	526,178	143,799	19,114		—		—	—		689,091
Selling, general and administrative	113,826	212,664	(20,774	)(m)	—		—	—		305,716
Research and development	157,550	77,663	—		—		—	—		235,213
In-process research and development impairment charges	—	192,809	—		—		—	—		192,809
Legal settlement gain	(21,467)	—	—		—		—	—		(21,467)
Fixed asset impairment charge	—	82,508	—		—		—	—		82,508
Change in fair value of contingent consideration	—	(31,048)	—		—		—	—		(31,048)
Development contract settlement	(7,845)	—	—		—		—	—		(7,845)
Other operating expenses	39,011	11,895	—		—		—	—		50,906

Operating profit (loss)	245,103	(402,692)	39,888		—		—	—		(117,701)
Other expense:
Interest expense, net	(73,640)	(54,627)	42,412	(l)	(88,387	)(h)	—	—		(174,242)
Foreign exchange gain	29,092	—	—		—		—	—		29,092
Loss on sale of certain international businesses	(29,232)	—	—		—		—	—		(29,232)
Gain on sale of intangible assets	—	17,236	—		—		—	—		17,236
Other expense, net	—	(10,878)	—		—		—	—		(10,878)

Total other expense, net	(73,780)	(48,269)	42,412		(88,387)		—	—		(168,024)

Income (loss) before income tax	171,323	(450,961)	82,300		(88,387)		—	—		(285,725)
Income tax provision	1,998	18,326	(6,327	)(k)	5,556	(f)	—	14,336	(d)	33,889

Net income (loss)	169,325	(469,287)	88,627		(93,943)		—	(14,336)		(319,614)
Net income (loss) attributable to non-controlling interests	1,677	—	—		—		(215,522)	51,473	(c)	(162,372)

Net income (loss) attributable to New Amneal	$167,648	$(469,287)	$88,627		$(93,943)		$215,522	$(65,809)		$(157,242)

Net loss per common share (Note 9):
Basic		$(6.53)								$(1.24)

Diluted		$(6.53)								$(1.24)

Weighted-average common shares outstanding (Note 9):
Basic		71,856,950								127,024,248

Diluted		71,856,950								127,024,248

5

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE TRANSACTIONS

On May 4, 2018 (the “Closing Date”), pursuant to the Business Combination Agreement (the “BCA”), dated as of October 17, 2017, as amended on November 21, 2017 and December 16, 2017, by and among New Amneal, Impax, K2 Merger Sub Corporation (“Merger Sub”), and Amneal, Impax and Amneal combined the generics and specialty pharmaceutical business of Impax with the generic drug development and manufacturing business of Amneal in a transaction that represented an opportunity to create a new generics company, New Amneal through the following transactions (together the “Combination”): (i) Merger Sub merged with and into Impax, with Impax surviving as a direct wholly-owned subsidiary of the Company, (ii) each share of Impax’s common stock, par value $0.01 per share (“Impax Common Stock”), issued and outstanding immediately prior to the Impax merger, other than Impax Common Stock held by Impax in treasury, by Amneal or by any of their respective subsidiaries, was converted into the right to receive one fully paid and nonassessable share of Class A Common Stock, (iii) Impax converted to a Delaware limited liability company, (iv) the Company contributed to Amneal all of the Company’s equity interests in Impax, in exchange for Amneal Common Units, (v) the Company issued an aggregate number of shares of Class B common stock of the Company, par value $0.01 per share (“Class B Common Stock” and together with Class A Common Stock and Class B-1 Common Stock, “New Amneal Common Stock”) to Holdings, and (vi) the Company became the managing member of Amneal. As a result of the Combination, holders of Impax Common Stock immediately prior to closing (“Impax Stockholders”) collectively held approximately 25%, and Holdings held approximately 75%, of the voting and economic interests in the combined businesses of Impax and Amneal under New Amneal.

In order to finance the Combination, Amneal consummated the following transactions (collectively, the “Financing”, and together with the Combination, the “Transactions”): (i) borrowed $2,700.0 million in aggregate principal amount of new senior secured term loans (the “New Term Facility,”), and (ii) entered into a new senior secured asset based revolving credit facility with borrowing capacity of up to $500.0 million (the “New ABL Facility”) under which no amounts were drawn and outstanding upon closing. The net proceeds from the New Term Facility were used to finance in part the Combination, to pay off certain existing indebtedness of Amneal and Impax and to pay fees and expenses related to the foregoing.

Immediately upon the consummation of the Transactions, Holdings held a majority interest in New Amneal with an effective voting interest of approximately 75% on a fully diluted and as converted basis through their ownership of Class B Common Stock. Holdings also held a corresponding number of Amneal Common Units, which entitle it to approximately 75% of the economic interests in the combined businesses of Impax and Amneal. New Amneal owned an interest in Amneal of approximately 25% and is its managing member. As a result, New Amneal will consolidate the financial results of Amneal and will report a non-controlling interest related to the Amneal Common Units held by Holdings in the consolidated financial statements. Upon the consummation of the Transactions, the Amneal Common Units became redeemable at the option of the holder for shares of Class A Common Stock or Class B-1 Common Stock on a one-for-one basis or, at New Amneal’s election, their per-share cash equivalent.

In connection with the Transactions, Holdings entered into a definitive purchase agreements which provided for a private placement of certain shares of Class A Common Stock and Class B-1 Common Stock (the “PIPE Investment”) with select institutional investors (the “PIPE Investors”). Pursuant to the terms of the purchase agreements, upon the closing of the Combination, Holdings exercised its right to cause Amneal to redeem approximately 15% of their ownership interests in Amneal in exchange for a corresponding number of unregistered shares of Class A Common Stock or Class B-1 Common Stock (the “Redemption”). The shares of Class A Common Stock and Class B-1 Common Stock received in the Redemption were sold immediately following the closing by Holdings to the PIPE Investors at a per share purchase price of $18.25 for gross proceeds of $855.0 million. Following the PIPE Investment, the PIPE Investors owned collectively approximately 15% of the New Amneal Common Stock on a fully diluted and as converted basis. On May 4, 2018, Holdings caused Amneal to redeem (the “Closing Date Redemption”) 6.9 million of the Amneal Common Units held by Holdings for a like number of shares of Class A Common Stock, for future distribution to certain direct and indirect members of Holdings who were or are employees of Amneal and to whom were previously issued (prior to the Closing Date) profit participation units in Amneal. As a result of the PIPE Investment and Closing Date Redemption, the voting and economic interest of approximately 75% held by Holdings immediately upon closing, was reduced by approximately 18%. As such, the overall interest percentage held by non-controlling interest holders upon the consummation of the Combination, PIPE Investment and Closing Date Redemption (following the distribution of such shares) is approximately 57%.

2.	BASIS OF PRESENTATION

The unaudited pro forma condensed combined financial statements present the pro forma condensed combined financial position and results of operations of New Amneal based upon the historical financial statements of Amneal and Impax, after giving effect to the Transactions, PIPE Investment and Closing Date Redemption and are intended to reflect the impact of such on New Amneal’s consolidated financial statements.

6

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The Combination will be accounted for as a business combination, with Amneal treated as the “acquirer” and Impax treated as the “acquired” company for financial reporting purposes. Under the acquisition method of accounting, the total purchase price of an acquisition is allocated to the net tangible and intangible assets based on their estimated fair values. Such valuations are based on available information and certain assumptions that management of Impax and Amneal believe are reasonable. The preliminary allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed is based on various preliminary estimates. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material. The differences, if any, could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and New Amneal’s future results of operations and financial position.

The pro forma financial statements include certain reclassifications to align the historical financial statement presentation of Impax and Amneal. See “Note 4. Reclassifications” herein for additional information on the reclassifications.

The unaudited pro forma condensed combined statements of operations do not reflect the non-recurring expenses expected to be incurred in connection with the Transactions, including fees to attorneys, accountants and other professional advisors, the write-off of deferred financing costs, and other transaction-related costs that will not be capitalized. However, the impact of such expenses are reflected in the unaudited pro forma condensed combined balance sheet as an increase to accumulated deficit and a corresponding decrease to cash. Further, the unaudited pro forma condensed combined financial statements do not reflect the restructuring or integration activities that have yet to be determined or other costs that may be incurred to achieve cost or growth synergies of New Amneal. As no assurance can be made that the costs will be incurred or the cost or growth synergies will be achieved, no adjustment has been made. Lastly, the unaudited pro forma condensed combined financial statements do not reflect the divestitures required by the U.S. Federal Trade Commission in connection with obtaining approvals and clearances for the Combination or the acquisition by Amneal of Gemini Laboratories, LLC, which was completed on May 7, 2018 as the effects of the foregoing items do not individually, or in the aggregate, materially impact the unaudited pro forma condensed combined financial statements.

3.	PURCHASE PRICE AND PRELIMINARY PURCHASE PRICE ALLOCATION

The pro forma adjustments include a preliminary allocation of the purchase price of Impax to the estimated fair values of assets acquired and liabilities assumed at the acquisition date.

Purchase Price

The measurement of the consideration transferred by Amneal for its interest in Impax is based on the fair value of the equity interest that Amneal would have had to issue to give the Impax shareholders the same percentage equity interest in New Amneal, which is equal to approximately 25%. However, the fair value of the equity of Impax was used to calculate the consideration for the Combination because it has a quoted market price, the Combination involves only the exchange of equity and Amneal is a private company whose value is difficult to measure. The purchase price, net of cash acquired, is calculated as follows:

(in thousands except share amount and share price)
Fully diluted Impax share number(1)	73,288,792
Impax closing share price as of May 4, 2018	$18.30

Equity consideration - subtotal	$1,341,185
Add: Fair value of Impax stock options as of May 4, 2018(2)	22,610

Total equity consideration	1,363,795
Extinguishment of certain Impax historical obligations including accrued and unpaid interest	320,093
Less: cash acquired	(104,192)

Purchase price, net of cash acquired	$1,579,696

(1)	Represents 73.3 million shares of Impax common stock issued and outstanding.
(2)	Represents the fair value of 3.0 million fully vested Impax stock options valued using the Black-Scholes option pricing model.

7

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Preliminary purchase price allocation

The following is a summary of the preliminary purchase price allocation giving effect to the Combination as if it had been consummated on March 31, 2018:

(in thousands)
Trade accounts receivable - net	$213,208
Inventories	167,100
Prepaid expenses and other current assets	90,026
Property, plant and equipment	80,965
Goodwill	341,769
Intangible assets	1,582,100
Other	62,830

Total assets acquired	2,537,998
Accounts payable	65,261
Accrued expenses and other current liabilities	255,418
Long-term debt and capital lease obligations	600,000
Other long-term liabilities	37,623

Total liabilities assumed	958,302

Net assets acquired	$1,579,696

4.	RECLASSIFICATIONS

Certain reclassifications have been made to amounts in the historical consolidated financial information of Impax and Amneal to conform the financial statement presentation, including reclassifying the following:

Impax reclassifications in the unaudited pro forma condensed combined statements of operations

Three months ended March 31, 2018:

	Before			After
(in thousands)	Reclassification	Reclassification		Reclassification
Impax Generics revenues - net	$83,141	$(83,141	)(a)	$—
Impax Specialty Pharma revenues - net	59,214	(59,214	)(a)	—
Net revenues	—	142,355	(a)	142,355
Cost of revenues	112,075	(112,075	)(b)	—
Cost of goods sold	—	96,467	(b,d)	96,467
Depreciation and amortization	—	15,608	(d)	15,608
Selling, general and administrative	57,323	(1,599	)(e)	55,724
Research and development	12,296	(769	)(e)	11,527
Litigation, settlements and related charges	85,537	(85,537	)(f)	—
Legal settlement loss	—	85,537	(f)	85,537
Other operating expenses	—	2,368	(e)	2,368
Other, net	346	(346	)(g)	—
Other income (expense), net	—	346	(g)	346
Benefit from income taxes	(7,290)	7,290	(h)	—
Income tax provision (benefit)	—	(7,290	)(h)	(7,290)

8

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Year ended December 31, 2017:

	Before			After
(in thousands)	Reclassification	Reclassification		Reclassification
Impax Generics revenues - net	$549,077	$(549,077	)(a)	$—
Impax Specialty Pharma revenues - net	226,710	(226,710	)(a)	—
Net revenues	—	775,787	(a)	775,787
Cost of revenues	535,123	(535,123	)(b)	—
Cost of revenues impairment charges	96,865	(96,865	)(c)	—
Cost of goods sold	—	432,464	(b,d)	432,464
Cost of goods sold impairment charges	—	96,865	(c)	96,865
Depreciation and amortization	—	102,659	(d)	102,659
Selling, general and administrative	216,270	(3,606	)(e)	212,664
Research and development	80,847	(3,184	)(e)	77,663
Other operating expenses	5,105	6,790	(e)	11,895
Other, net	(10,878)	10,878	(g)	—
Other income (expense), net	—	(10,878	)(g)	(10,878)
Provision for income taxes	18,326	(18,326	)(h)	—
Income tax provision (benefit)	—	18,326	(h)	18,326

(a)	Represents the reclassification of Impax Generic revenues – net and Impax Specialty Pharma revenues – net on Impax’s statement of operations into net revenues to conform to Amneal’s statement of income presentation.
(b)	Represents the reclassification of cost of revenues on Impax’s statement of operations into cost of goods sold to conform to Amneal’s statement of income presentation.
(c)	Represents the reclassification of cost of revenues impairment charges on Impax’s statement of operations into cost of goods sold impairment charges to conform to Amneal’s statement of income presentation.
(d)	Represents the reclassification of $15.6 million for the three months ended March 31, 2018 and $102.7 million for the year ended December 31, 2017 reported in cost of revenues on Impax’s statement of operations into depreciation and amortization to conform to Amneal’s statement of income presentation.
(e)	Represents the reclassification of depreciation reported in selling, general and administrative and research and development on Impax’s statement of operations into other operating expenses to conform to Amneal’s statement of income presentation.
(f)	Represents the reclassification of litigation, settlements and related charges on Impax’s statement of operations into litigation settlement loss to conform to Amneal’s statement of income presentation.
(g)	Represents the reclassification of other, net on Impax’s statement of operations into other income (expense), net to conform to Amneal’s statement of income presentation.
(h)	Represents the reclassification of benefit from provision for income taxes on Impax’s statement of operations into income tax (benefit) provision to conform to Amneal’s statement of income presentation.

9

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Impax reclassifications in the unaudited pro forma condensed combined balance sheet as of March 31, 2018

	Before			After
(in thousands)	Reclassification	Reclassification		Reclassification
Accounts receivable, net	$226,373	$(226,373	)(i)	$—
Trade accounts receivable - net	—	213,208	(i,l)	213,208
Inventory, net	158,591	(158,591	)(j)	—
Inventories	—	158,591	(j)	158,591
Other non-current assets	63,626	(63,626	)(k)	—
Other assets	—	63,626	(k)	63,626
Accrued expenses and other current liabilities	268,676	(13,165	)(l)	255,511
Current portion of long-term debt, net	17,859	(17,859	)(m)	—
Current portion of long-term debt and capital lease obligations - net	—	17,859	(m)	17,859
Long-term debt, net	771,216	(771,216	)(n)	—
Long-term debt and capital lease obligations - net	—	771,216	(n)	771,216
Other non-current liabilities	37,623	(37,623	)(o)	—
Other long-term liabilities	—	37,623	(o)	37,623

(i)	Represents the reclassification of accounts receivable, net on Impax’s balance sheet into trade accounts receivable – net to conform to Amneal’s balance sheet presentation.
(j)	Represents the reclassification of inventory, net on Impax’s balance sheet into inventories to conform to Amneal’s balance sheet presentation.
(k)	Represents the reclassification of other non-current assets on Impax’s balance sheet into other assets to conform to Amneal’s balance sheet presentation.
(l)	Represents the reclassification of the $13.2 million shelf-stock adjustments reported in accrued and other current liabilities on Impax’s balance sheet into trade accounts receivable – net to conform to Amneal’s balance sheet presentation.
(m)	Represents the reclassification of current portion of long-term debt, net on Impax’s balance sheet into current portion of long-term debt and capital lease obligations, net to conform to Amneal’s balance sheet presentation.
(n)	Represents the reclassification of long-term debt, net on Impax’s balance sheet into long-term debt and capital lease obligations, net to conform to Amneal’s balance sheet presentation.
(o)	Represents the reclassification of other non-current liabilities on Impax’s balance sheet into other long-term liabilities to conform to Amneal’s balance sheet presentation.

Amneal reclassifications in the unaudited pro forma combined balance sheet as of March 31, 2018

	Before			After
(in thousands)	Reclassification	Reclassification		Reclassification
Other assets	$18,873	$(946	)(p)	$17,927
Deferred income taxes - net	—	946	(p)	946

(p)	Represents the reclassification of deferred income tax assets reported in other assets on Amneal’s balance sheet into deferred income taxes - net to conform to Impax’s balance sheet presentation.

10

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

5.    COMBINATION RELATED PRO FORMA ADJUSTMENTS

The unaudited pro forma condensed combined financial statements reflect the following adjustments related to the Combination:

(a)	Adjustment to cash represents the following:

As of
(in thousands)	March 31, 2018
Repayment of certain Impax historical debt obligations including accrued and unpaid interest	$(320,093)
Cash paid for transaction costs not yet reflected in the historical financial statements(1)	(35,161)

Total adjustment to cash	$(355,254)

(1)	These fees are recorded against accumulated deficit solely for the purposes of this presentation. As there is no continuing impact of these transaction costs on New Amneal’s results, the fees are not included in the unaudited pro forma condensed combined statements of operations.

(b)	Adjustment to state acquired inventory, which consists primarily of raw materials and finished goods, at its preliminary fair value. The preliminary fair value considers replacement cost for materials and net realizable value for work-in-process and finished goods. New Amneal will recognize the increased value of inventory in cost of goods sold as the inventory is sold, which for purposes of these unaudited pro forma condensed combined financial statements is assumed to occur within the first year after the Transactions. As there is no continuing impact of the inventory adjustment to New Amneal’s results, the cost of goods sold associated with the increased inventory value is not included in the unaudited pro forma condensed combined statements of operations.

(c)	Adjustment to state acquired identifiable intangible assets, consisting of tradenames, acquired in-process research and development product rights and marketed product rights at their preliminary fair values, and to increase amortization expense accordingly. The estimated fair values were determined using the “income approach,” a valuation technique that estimates the fair value of an asset based on market participant expectations of the cash flows that an asset would generate over its remaining useful life. The following table presents information about the intangible assets:

		Amortization expense
		Three months ended	Year ended
(in thousands)	Fair value	March 31, 2018	December 31, 2017
Total acquired indefinite lived intangible assets	$525,600	$—	$—
Total acquired finite lived intangible assets(1)	1,056,500	19,662	78,649

Total acquired intangible assets	1,582,100	19,662	78,649
Less: Impax’s historical intangible assets	(248,994)	(14,473)	(68,375)

Pro forma adjustment	$1,333,106	$5,189	$10,274

(1)	The adjustment to amortization expense was determined using the straight line method over a weighted-average estimated useful life of 13.1 years.

(d)	Adjustment to eliminate Impax’s historical goodwill of $207.3 million and to recognize goodwill related to the Combination of $341.8 million. Goodwill is calculated as the difference between the estimated purchase price and the fair value of identifiable tangible and intangible assets acquired net of liabilities assumed. The adjustment is preliminary and subject to change based upon final determination of the fair value of assets acquired and liabilities assumed.

(e)	Adjustment to eliminate $0.8 million of historical deferred financing fee assets associated with Impax’s historical revolving credit facility.

(f)	Adjustment to eliminate the $0.7 million historical deferred tax liability of Impax.

(g)	Adjustment to eliminate $0.1 million of accrued interest associated with certain of Impax’s historical debt obligations.

(h)	Adjustment to eliminate Impax’s historical deferred rent of $1.5 million, resulting from the recognition of escalating rent payments on a straight-line basis over the lease term as required by the generally accepted accounting principles in the United States (“GAAP”). The deferred rent balance is eliminated through acquisition accounting because it does not meet the definition of an acquired asset or assumed liability.

11

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(i)	Adjustment to extinguish certain of Impax’s outstanding debt obligations associated with Impax’s historical term loan facility, and to record the assumed Impax 2.00% Convertible Senior Notes due 2022 at their fair value of $600.0 million. The cash paid for the extinguishment of Impax’s historical term loan obligations totaled $320.0 million plus $0.1 million of accrued and unpaid interest, for a total cash payment of $320.1 million. The following presents the amounts comprising the adjustment to debt:

As of
(in thousands)	March 31, 2018
Current portion of debt:
Extinguishment of Impax historical current term loan obligation	$(20,000)
Write-off of Impax historical current deferred financing fees(1)	2,141

Total adjustment to current portion of debt	$(17,859)

Debt, net of current portion:
Extinguishment of Impax historical long-term term loan obligation	(300,000)
Write-off of Impax historical long-term deferred financing fees(1)	17,288
Adjustment to record fair value of Impax historical convertible notes	111,496

Total adjustment to debt, net of current portion	$(171,216)

(1)	The write-off of deferred financing fees is recorded against accumulated deficit solely for the purposes of this presentation. As there is no continuing impact of the write-off on New Amneal’s results, the debt fees are not included in the unaudited pro forma condensed combined statements of operations.

(j)	Adjustment to the components of permanent equity represent the following:

	As of March 31, 2018
	Eliminate	Record the	Total
(in thousands)	Historical Impax Equity(1)	Combination Consideration	Pro Forma Adjustment
Preferred stock	$—	$—	$—
Impax common stock	(741)	—	(741)
Class A Common Stock	—	733	733
Class B Common Stock	—	—	—
Treasury stock, at cost	2,157	—	2,157
Additional paid-in capital	(563,974)	1,363,062	799,088
Accumulated other comprehensive income	(49)	—	(49)
(Accumulated deficit) retained earnings	467,843	—	467,843

Subtotal – stockholders’ (deficit) equity	$(94,764)	$1,363,795	$1,269,031

(1)	Represents the elimination of historical Impax shareholders’ (deficit) equity.

(k)	New Amneal will be subject to U.S. federal and state income taxes and will file consolidated income tax returns for U.S. federal and certain state jurisdictions. All tax attributes and related tax adjustments are recorded based on New Amneal’s tax basis in its Amneal partnership interest in comparison to New Amneal’s proportionate share of the GAAP basis in assets held directly by Amneal (a tax-transparent entity). Adjustment to record the income tax impacts of (i) the pro forma adjustments, and (ii) the 75% share of Impax unadjusted income tax expense which is allocable to each of Amneal, Holdings, AP Class D Member, LLC, AP Class E Member, LLC and AH PPU Management, LLC (collectively, the “Existing Amneal Members”). The incremental tax impacts were calculated using an estimated statutory tax rate of 23.5% and 37.1% for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively. These rates do not reflect New Amneal’s effective tax rate, which includes other items and may be significantly different than the rates assumed for purposes of preparing these statements.

(l)	Adjustment to eliminate the historical interest expense associated with Impax’s historical term loan obligations that were repaid on the Closing Date and not assumed by Amneal as part of the Combination.

(m)	Represents the elimination of one-time nonrecurring transaction costs directly attributable to the Combination from the unaudited condensed combined statements of operations.

12

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(n)	Adjustment to state acquired property, plant and equipment at their preliminary fair values and to adjust depreciation expense accordingly. The fair values approximate the current cost of replacing an asset with another asset of equivalent economic utility adjusted further for obsolescence and physical depreciation. The estimated useful lives of property, plant and equipment range from 1 to 16 years. The following table presents information about the acquired property, plant and equipment:

		Depreciation expense
		Three months ended	Year ended
(in thousands)	Fair value	March 31, 2018	December 31, 2017
Land	$13,840	$—	$—
Other real property(1)	16,676	359	1,438
Personal property(1)	42,017	2,562	10,248
Construction in progress	8,432	—	—

Total acquired property, plant and equipment	80,965	2,921	11,686
Less: Impax’s historical property, plant and equipment	(123,288)	(3,503)	(41,074)

Pro forma adjustment	$(42,323)	$(582)	$(29,388)

(1)	The adjustment to depreciation expense was determined using the straight line method over a weighted-average estimated useful life of 11.6 years for other real property and 4.1 years for personal property.

6.    FINANCING AND OTHER RELATED PRO FORMA ADJUSTMENTS

The unaudited pro forma condensed combined financial statements reflect the following adjustments related to the Financing, the proceeds of which were used in part to fund the Combination:

(a)	Adjustment to cash represents the following:

As of
(in thousands)	March 31, 2018
Repayment of Amneal’s historical debt obligations including accrued and unpaid interest	$(1,450,409)
Amounts borrowed under the New Term Facility	2,700,000
Cash paid for fees related to the New Term Facility	(49,872)
Cash paid for fees related to the New ABL Facility	(3,194)
Cash distribution to Existing Amneal Members’	(116,448)

Total adjustment to cash	$1,080,077

(b)	Adjustment to debt represents the following:

As of
(in thousands)	March 31, 2018
Current portion of debt:
Extinguishment of Amneal’s historical current debt obligations	$(89,171)
Record current portion of the New Term Facility(1)	27,000

Total adjustment to current portion of debt	$(62,171)

Debt, net of current portion:
Extinguishment of Amneal’s historical long-term debt obligations	$(1,358,477)
Record noncurrent portion of the New Term Facility(1)	2,673,000
Less: financing fees	(33,179)

Total adjustment to debt, net of current portion	$1,281,344

(1)	Pursuant to the terms of the New Term Facility, Amneal is required to repay amounts borrowed under the New Term Facility in quarterly installments of 0.25% of the total principal amount through the maturity date, at which time the remaining principal balance will be due.

(c)	Adjustment to eliminate $0.8 million of accrued interest associated with Amneal’s historical debt obligations.

(d)	Adjustment to record the new deferred financing fee asset of $3.2 million associated with New ABL Facility.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(e)	New Amneal is subject to U.S. federal and state income taxes and will file consolidated income tax returns for U.S. federal and certain state jurisdictions. All tax attributes and related tax adjustments are recorded based on New Amneal’s tax basis in its Amneal partnership interest in comparison to New Amneal’s proportionate share of the GAAP basis in assets held directly by Amneal (a tax-transparent entity). Represents an adjustment of $48.1 million as of March 31, 2018 to the unaudited pro forma condensed combined balance sheet. The adjustment records the historical taxes associated with the tax basis of assets held directly by Impax and contributed by New Amneal to Amneal in comparison to New Amneal’s proportionate 25% ownership interests of the GAAP basis of all assets held directly by Amneal using an estimated statutory rate of 23.5% (based on recently enacted U.S. tax law), net of valuation allowance. This rate does not reflect New Amneal’s effective tax rate, which includes other items and may be significantly different than the rates assumed for purposes of preparing these statements.

(f)	New Amneal is subject to U.S. federal and state income taxes and will file consolidated income tax returns for U.S. federal and certain state jurisdictions. All tax attributes and related tax adjustments are recorded based on New Amneal’s tax basis in its Amneal partnership interest in comparison to New Amneal’s proportionate share of the GAAP basis in assets held directly by Amneal (a tax-transparent entity). Represents an adjustment of $1.6 million for the three months ended March 31, 2018 and $5.6 million for the year ended December 31, 2017. The adjustments record the historical taxes associated with the tax basis of assets held directly by Impax and contributed by New Amneal to Amneal in comparison to New Amneal’s proportionate 25% ownership interests of the GAAP basis of all assets held directly by Amneal using an estimated statutory rate of 23.5% and 37.1% for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively. These rates do not reflect New Amneal’s effective tax rate, which includes other items and may be significantly different than the rates assumed for purposes of preparing these statements.

(g)	Adjustment to the components of New Amneal equity represent the following:

	As of March 31, 2018
(in thousands)	Distribution to Existing Amneal Members(1)	Rollover Historical Amneal Equity(2)	Other Equity Adjustments(3)	Total Pro Forma Adjustment
Members’ equity	$(116,448)	$113,732	$—	$(2,716)
Preferred stock	—	—	—	—
Class A common stock	—	—	—	—
Class B common stock	—	2,199	—	2,199
Treasury stock, at cost	—	—	—	—
Additional paid-in capital	—	(115,931)	48,077	(67,854)
Accumulated other comprehensive loss	—	—	—	—
(Accumulated deficit) retained earnings	—	—	(18,662)	(18,662)

Subtotal – stockholders’ (deficit) equity	$(116,448)	$—	$29,415	$(87,033)

(1)	Represents the distribution of all historical cash and cash equivalents of Amneal and its subsidiaries to the Existing Amneal Members immediately prior to the closing of the Transactions.
(2)	Represents the reclassification of member’s deficit to Class B common stock and additional paid in capital to reflect the impact of the new capital structure of New Amneal
(3)	Includes the following (i) $18.7 million loss on debt extinguishment related to Amneal’s historical debt obligations. The loss is recorded against accumulated deficit solely for the purposes of this presentation. As there is no continuing impact of the write-off on New Amneal’s results, the fees are not included in the unaudited pro forma condensed combined statements of operations, and (ii) the $48.1 million impact of recording the historical Amneal taxes that are allocable to New Amneal based on its proportionate 25% ownership interest in assets held directly by Amneal.

(h)	Adjustment to interest expense consists of the following:

	Three months ended	Year ended
(in thousands)	March 31, 2018	December 31, 2017
Eliminate historical Amneal interest expense	$(21,051)	$(71,108)
Interest expense related to new borrowings(1)	38,058	153,180
Amortization of deferred financing fees	1,572	6,315

Pro forma adjustment to interest expense	$18,579	$88,387

(1)	Comprised of interest expense related to the New Term Facility and New ABL Facility. The weighted average cash interest rate, calculated including the effects of quarterly principal payments under the New Term Facility, is approximately 5.63%.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

A 0.125% change in the estimated interest rates on the variable rate indebtedness of $2,700.0 million at the closing of the Transactions, comprised of the New Term Facility, would result in an increase or decrease in the pro forma annual interest expense of approximately $3.4 million annually.

7.    NON-CONTROLLING INTEREST ADJUSTMENTS

Immediately upon the consummation of the Transactions, the Existing Amneal Members owned a majority interest in New Amneal with an effective voting interest of approximately 75% on a fully diluted and as converted basis through their ownership of Class B Common Stock. The Existing Amneal Members also held a corresponding number of Amneal Common Units which will entitle them to approximately 75% of the economic interests in the combined businesses of Impax and Amneal. New Amneal owned an interest in Amneal of approximately 25% and is its managing member. As a result, New Amneal will consolidate the financial results of Amneal and will report a non-controlling interest related to the Amneal Common Units held by the Existing Amneal Members in the consolidated financial statements. Upon closing, the Amneal Common Units became redeemable at the option of the holder for shares of Class A Common Stock or, in the case of the PIPE Investment, Class B-1 Common Stock on a one-for-one basis or, at New Amneal’s election, their per-share cash equivalent.

The non-controlling interest adjustments to the unaudited pro forma condensed combined balance sheet reflect the cumulative impact to New Amneal’s consolidated shareholders’ deficit as a result of non-controlling interests holding approximately 75% of the ownership rights of Amneal, as well as the corresponding impact to net loss attributable to non-controlling interests on the unaudited pro forma condensed combined statements of operations. As a result of the PIPE Investment and Closing Date Redemption (following the distribution of such shares), the voting and economic interest of approximately 75% held by Existing Amneal Members immediately upon closing, were reduced by approximately 18%. As such, the overall interest percentage held by non-controlling interest holders upon the consummation of the Combination and PIPE Investment and Closing Date Redemption (following the distribution of such shares) was approximately 57%. Refer to “Note 8. PIPE Investment & Closing Date Redemption Related Pro Forma Adjustments” for information regarding the impact of the PIPE Investment and Closing Date Redemption on non-controlling interests. All non-controlling interest adjustments have been calculated on a pre-tax basis due to the fact that all tax attributes reflected in the unaudited pro forma condensed combined financial statements represent New Amneal’s proportionate ownership share in assets held directly by Amneal. Accordingly, income taxes associated with assets held directly by Amneal are only reflected in the consolidated financial statements of New Amneal to the extent of its 25% ownership interest in Amneal.

8.    PIPE INVESTMENT & CLOSING DATE REDEMPTION RELATED PRO FORMA ADJUSTMENTS

The unaudited pro forma condensed combined financial statements reflect the following adjustments related to the PIPE Investment and Closing Date Redemption:

(a)	New Amneal is subject to U.S. federal and state income taxes and will file consolidated income tax returns for U.S. federal and certain state jurisdictions. These adjustments reflect the recognition of additional deferred taxes in connection with the Transactions related to historical temporary differences in the GAAP basis as compared to the tax basis of assets held directly by Amneal that are now allocable to New Amneal, as well as the impact of the Transactions on New Amneal’s tax attributes.

In addition, New Amneal is a party to the Tax Receivable Agreement pursuant to which, New Amneal is required to pay to the Existing Amneal Members 85% of the applicable cash savings, if any, in U.S. federal and state income tax that are realized in certain circumstances as a result of certain tax attributes of their Amneal Common Units sold to New Amneal and that are created as a result of (i) the redemptions of their Amneal Common Units, and (ii) tax benefits attributable to payments made under the Tax Receivable Agreement.

The net deferred tax asset adjustment of $235.8 million, resulting from the PIPE Investment and Closing Date Redemption, and the $200.4 million adjustment to recognize the liability related to the Tax Receivable Agreement are assuming: (1) only the redemptions associated with the PIPE Investment and Closing Date Redemption, (2) a share price equal to $18.25 per share for the PIPE Investment and $18.30 for the Closing Date Redemption, (3) an estimated 23.5% effective tax rate (based on recently enacted U.S. tax law), (4) no material changes in tax law, (5) the ability to utilize some tax attributes associated with New Amneal’s U.S. operations, (6) the inability to utilize tax attributes associated with New Amneal’s non U.S. operations resulting in a full valuation allowance on these tax attributes and (7) future Tax Receivable Agreement and exchange agreement payments.

The net impact of the adjustments to net deferred taxes and the liability for the Tax Receivable Agreement have been recorded as an increase to additional paid in capital, as these adjustments arise from equity transactions of New Amneal. Additionally, because the amounts under the Tax Receivable Agreement are the sole obligation of New Amneal, no amount is allocated to non-controlling interests.

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

We anticipate that we will account for the income tax effects resulting from future taxable redemptions of Amneal Common Units by Existing Amneal Members for shares of Class A Common Stock or, in the case of the PIPE Investment, Class B-1 Common Stock or cash by recognizing an increase in deferred tax assets, based on the enacted tax rates at the date of each exchange. Further, management will evaluate the likelihood that New Amneal will realize the benefit represented by the deferred tax asset, and, to the extent it is estimated that it is more likely than not that New Amneal will not realize the benefit, the carrying amount of the deferred tax asset will be reduced by a valuation allowance.

(b)	Adjustment to record an $0.5 million increase in par value of issued and outstanding Class A Common Stock and Class B-1 common stock, along with a corresponding decrease in par value of issued and outstanding Class B Common Stock, as a result of the cancellation of the number of shares of Class B Common Stock delivered to New Amneal by Existing Amneal Members as part of the Redemption.

(c)	Represents the impact of the PIPE Investment and Closing Date Redemption on non-controlling interest and net loss allocable to non-controlling interest. The percentage of non-controlling interest is expected to decrease from 75% to approximately 57% as a result of the redemptions. All non-controlling interest adjustments have been calculated on a pre-tax basis due to the fact that all tax attributes reflected in the unaudited pro forma condensed combined financial statements represent New Amneal’s proportionate ownership share of Amneal. Accordingly, income taxes associated with assets held directly by Amneal are only reflected in the financial statements of New Amneal to the extent of its 43% membership interest in Amneal.

(d)	Represents a $22.2 million net deferred tax liability adjustment (which is being netted against deferred tax assets for presentation purposes) as of March 31, 2018 to the unaudited pro forma condensed combined balance sheet and corresponding adjustment to the unaudited pro forma condensed combined statements of operations of $0.9 million and $14.3 million for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively. The adjustments record the additional 18% of historical taxes associated with assets held directly by Amneal that will be allocable to New Amneal due to the increase in their ownership interest of Amneal to approximately 43% as a result of the PIPE Investment and Closing Date Redemption.

9.    NEW AMNEAL EARNINGS PER SHARE INFORMATION

The unaudited pro forma combined basic and diluted earnings per share (“EPS”) for the three months ended March 31, 2018 and the year ended December 31, 2017 are based on pro forma net loss reflecting the adjustments discussed above divided by the basic and diluted weighted-average number of common shares outstanding. New Amneal has three classes of issued and outstanding common stock; Class A Common Stock, Class B-1 Common Stock and Class B Common Stock. Holders of Class A Common Stock and holders of Class B-1 Common Stock have substantially identical economic rights, including rights with respect to any declared dividends or distributions of cash or property, and the right to receive proceeds on liquidation or dissolution of the New Amneal after payment of outstanding indebtedness. The two classes have different voting rights for matters submitted to a vote of stockholders, with each holder of Class A Common Stock entitled to one vote per share while holders of Class B-1 Common Stock are not entitled to any voting rights. Holders of Class B Common Stock are not entitled to receive any dividends or distributions, but are entitled to one vote per share. At any time at the option of the holder, the shares of Class B-1 Common Stock are convertible into, and the Amneal Common Units issued in connection with the issuance of Class B Common Stock are redeemable (with the accompanying cancellation of such shares of Class B Common Stock) for shares of Class A Common Stock on a share-for-share basis. New Amneal has the option to require the holders of Class B-1 Common Stock to convert their shares into Class A Common Stock upon the earlier of one year from the Closing Date or when the holders of Class B-1 Common Stock appoint a director to the board of directors. In addition, shares of Class B-1 Common Stock will be automatically converted into a like number of shares of Class A Common Stock upon transfer to any person or entity who is not a permitted transferee.

The two class method has been utilized for calculating unaudited pro forma basic EPS due to the fact that both the Class A Common Stock and Class B-1 Common Stock are considered participating securities under ASC 260 - Earnings Per Share. The shares of Class B Common Stock have no rights to dividends or distributions, whether in cash or stock, and therefore are not deemed to be participating securities and are excluded from the unaudited pro forma basic EPS calculation. As the economic rights of both the Class A Common Stock and the Class B-1 Common Stock are identical, the unaudited pro forma combined basic EPS for Class A Common Stock and Class B-1 Common Stock is the same and is calculated based on the number of shares of Class A Common Stock and Class B-1 Common Stock that will be issued and outstanding following the close of the Transactions, PIPE Investment and Closing Date Redemption. These shares represent the shares of Class A Common Stock exchanged for the outstanding Impax Common Stock, and shares of Class A Common Stock and Class B-1 Common Stock issued in connection with the PIPE Investment and Closing Date Redemption.

16

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma diluted EPS calculation should give effect to all potentially dilutive shares following the close of the Transactions, PIPE Investment and Closing Date Redemption, including: (i) shares issuable pursuant to outstanding stock options, based on the application of the treasury stock method, (ii) outstanding Class B Common Stock which will be cancelled upon the redemptions of Amneal Common Units, on a share-for-share basis of such redeemed Amneal Common Units for such number of Class A Common Stock, based on the application of the as-if converted method, and (iii) outstanding Class B-1 Common Stock that is convertible into Class A Common Stock on a share-for-share basis, based on the application of the as-if converted method. The conversion of Class B-1 Common Stock to Class A Common Stock results in the exchange of all shares of Class B-1 Common Stock outstanding, and therefore the two class method is not required for unaudited pro forma combined diluted EPS. Similarly, the redemption of all outstanding Amneal Common Units held by Existing Amneal Members for Class A Common Stock results in the cancellation of all shares of Class B Common Stock outstanding. Upon the completion of such redemptions, there will be no Amneal Common Units held by outside investors, resulting in the reduction of the non-controlling interest to 0%. As such, the pro forma net loss attributable to non-controlling interests should be added back to the numerator for purposes of calculating unaudited pro forma diluted EPS as if the redemptions and cancellation of the Class B common shares had occurred at the beginning of the period.

The shares issuable pursuant to outstanding stock options, the redemption of the Amneal Common Units held by Existing Amneal Members for shares of Class A Common Stock and the add back of the net loss attributable to non-controlling interests have been excluded from the calculation of unaudited pro forma diluted EPS because the effect would have been anti-dilutive.

The unaudited pro forma basic and diluted EPS are calculated as follows:

	Three months ended	Year ended
(in thousands except share and per share data)	March 31, 2018	December 31, 2017
Pro Forma Basic EPS
Pro forma net loss attributable to New Amneal	$(38,908)	$(157,242)
Pro forma basic weighted-average common stock outstanding(1)	127,024,248	127,024,248

Pro forma basic EPS	$(0.31)	$(1.24)

Pro Forma Diluted EPS
Pro forma net loss attributable to New Amneal	$(38,908)	$(157,242)
Pro forma net loss attributable to non-controlling interests	—	—

Pro forma net loss	(38,908)	(157,242)
Pro forma basic weighted-average common shares outstanding(1)	127,024,248	127,024,248
Pro forma dilutive effect of the redemptions of Amneal Common Units	—	—
Pro forma dilutive effect of New Amneal stock options	—	—

Pro forma diluted weighted-average common shares outstanding	127,024,248	127,024,248

Pro forma diluted EPS	$(0.31)	$(1.24)

(1)	Represents the number of shares of Class A Common Stock and Class B-1 Common Stock that will be issued and outstanding following the close of the Transactions, PIPE Investment and Closing Date Redemption.

17